FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, June 30, 2005 Series 2005-BC3

333-125164

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________
Name: Ruben Avilez
Title: Vice President

Dated: June 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$800,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2005-BC3

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. The information herein regarding the mortgage loans is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Term Sheet *Date: June 22, 2005*

$800,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2005-BC3

Class [1][2]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Fitch) [7]	Last Scheduled Distribution Date	Certificate Type
1-A-1[4]	$377,112,000	1.87 / 2.08	1 - 70 / 1 - 174	AAA/Aaa	Jun 2035	Floating Rate Super Senior
1-A-2[4]	$94,278,000	1.87 / 2.08	1 - 70 / 1 - 174	AAA/Aaa	Jun 2035	Floating Rate Senior Support
2-A-1[5]	$104,167,000	0.80 / 0.80	1 - 20 / 1 - 20	AAA/Aaa	Sep 2027	Floating Rate Senior
2-A-2[5]	$73,383,000	2.50 / 2.50	20 - 70 / 20 - 70	AAA/Aaa	Aug 2034	Floating Rate Senior
2-A-3[5]	$12,660,000	5.82 / 8.20	70 - 70 / 70 - 162	AAA/Aaa	Jun 2035	Floating Rate Senior
M-1[6]	$43,200,000	4.60 / 5.06	46 - 70 / 46 - 138	[AA+/AA+]	May 2035	Floating Rate Mezzanine
M-2[6]	$29,600,000	4.33 / 4.76	42 - 70 / 42 - 127	[AA/AA]	May 2035	Floating Rate Mezzanine
M-3[6]	$8,400,000	4.24 / 4.64	42 - 70 / 42 - 115	[AA-/AA-]	Apr 2035	Floating Rate Mezzanine
M-4[6]	$12,800,000	4.19 / 4.57	40 - 70 / 40 - 112	[A+/A+]	Mar 2035	Floating Rate Mezzanine
M-5[6]	$10,000,000	4.16 / 4.49	40 - 70 / 40 - 105	[A/A]	Mar 2035	Floating Rate Mezzanine
M-6[6]	$8,800,000	4.12 / 4.41	39 - 70 / 39 - 98	[A-/A-]	Feb 2035	Floating Rate Mezzanine
M-7[6]	$9,200,000	4.10 / 4.33	38 - 70 / 38 - 92	[BBB+/BBB+]	Jan 2035	Floating Rate Mezzanine
M-8[6]	$8,800,000	4.08 / 4.19	38 - 70 / 38 - 83	[BBB/BBB]	Nov 2034	Floating Rate Mezzanine
B[6]	$7,600,000	3.97 / 3.97	37 - 70 / 37 - 72	[BBB-/BBB-]	Jul 2034	Floating Rate Subordinate
Total:	**$800,000,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *The Class 1-A-1 and Class 1-A-2 Certificates (together, the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(5) *The Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (collectively, the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Certificate(s) related to the other loan group.*
(6) *The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from the Group 1 and Group 2 Mortgage Loans.*
(7) *Rating Agency Contacts: [Michael McCormick, Standard & Poors, 212.438.1937]; Jung Lieu, Fitch Ratings, 212-908-0235.*

Trust/Issuer: Asset-Backed Certificates, Series 2005-BC3.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class 1-A and Class 2-A Certificates (together, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are referred to herein together as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are referred to herein together as the "***Certificates***."

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of [June 1, 2005].

Cut-off Date: As to any Mortgage Loan, the later of [June 1, 2005] and the origination date of such Mortgage Loan.

Expected Pricing Date: June [23], 2005.

Expected Closing Date: June [30], 2005.

Expected Settlement Date: June [30], 2005.

Distribution Date: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2005.

Accrued Interest: The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Senior, Class M-1, [Class M-2 and Class M-3] Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates will not be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 32% CPR in month 12 and remaining constant at 32% CPR until month 24, increasing to and remaining constant at 50% CPR from month 25 until month 28, decreasing 1/6th of 15% CPR for each month thereafter, decreasing to 35% CPR in month 34 and remaining constant at 35% CPR from month 35 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $810,766,063 (the ***"Mortgage Loans"***) of which: (i) approximately $575,030,899 were conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***") and (ii) approximately $235,735,164 were non-conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the ***"Group 2 Mortgage Loans"***).

Pass-Through Rate:

The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the lender-paid mortgage insurance premium rate (if any).

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the prospectus supplement):

1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates, on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the related Corridor Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR corridor contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract,"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). Payments to the Trust from each Corridor Contract will be calculated based on the lesser of the notional amount of the related Corridor Contract and the principal balance of the related classes of Certificates. After the Closing Date, the notional amount of each Corridor Contract will amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates the related Net Rate Carryover, pro rata, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates the related Net Rate Carryover, pro rata, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates the related Net Rate Carryover, pro rata, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the Seller or the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization, and
3) Excess Cashflow

Class	S&P/ Fitch	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown
1-A	AAA/Aaa	19.00%	38.00%
2-A	AAA/Aaa	19.00%	38.00%
M-1	[AA+/AA+]	13.60%	27.20%
M-2	[AA/AA]	9.90%	19.80%
M-3	[AA-/AA-]	8.85%	17.70%
M-4	[A+/A+]	7.25%	14.50%
M-5	[A/A]	6.00%	12.00%
M-6	[A-/A-]	4.90%	9.80%
M-7	[BBB+/BBB+]	3.75%	7.50%
M-8	[BBB/BBB]	2.65%	5.30%
B	[BBB-/BBB-]	1.70%	3.40%

(1) Initial o/c at closing is 0.00%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any. The Class 1-A-2 Certificates will provide additional credit support to the Class 1-A-1 Certificates.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will approximately equal the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization, if any. Until the Overcollateralization reaches the Overcollateralization Target or in the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches, or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Target:

Prior to the Stepdown Date, 1.70% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.40% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a "***Delinquency Trigger***" will occur if the three-month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [42.00]% of the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a "***Cumulative Loss Trigger***" will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
25 – 36	[1.50]% with respect to July 2007, plus an additional $1/12^{th}$ of [1.25]% for each month thereafter
37 – 48	[2.75]% with respect to July 2008, plus an additional $1/12^{th}$ of [1.25]% for each month thereafter
49 – 60	[4.00]% with respect to July 2009, plus an additional 1/12th of [1.25]% for each month thereafter
61 – 72	[5.25]% with respect to July 2010, plus an additional 1/12th of [0.75]% for each month thereafter
73+	[6.00]%

Group 1 Sequential Trigger Event:

A Group 1 Sequential Trigger Event will be in effect for any Distribution Date (a) before the 25th Distribution Date if the aggregate amount of realized losses on the Group 1 Mortgage Loans divided by the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date exceeds [1.50]%, or (b) on or after the 25th Payment Date if a Trigger Event is in effect.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate certificate principal balance of the Class Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in July 2008

b. the first Distribution Date on which the aggregate certificate principal balance of the Senior Certificates is less than or equal to 62.00% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero. Any additional realized losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A-2 Certificates until the certificate principal balance of that class is reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 1 Mortgage Loans, to each class of Class 1-A Certificates, current and unpaid interest, pro rata based on their entitlements and (ii) from interest collections related to the Group 2 Mortgage Loans, to each class of Class 2-A Certificates, current and unpaid interest, pro rata based on their entitlements, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 1 Mortgage Loans, to pay the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (ii) from principal collections related to the Group 2 Mortgage Loans, to pay the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions" below), then (b) from any remaining principal funds related to all of the Mortgage Loans sequentially, to the Subordinate Certificates;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target";
4) Any remaining Excess Cashflow to pay unreimbursed realized loss amounts on the Class 1-A-2 Certificates;
5) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
6) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contracts (as described above);
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates (as described below under "Class 1-A Principal Distributions" and "Class 2-A Principal Distributions"), provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one group of Senior Certificates are retired prior to the other group of Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently and pro rata based on the related principal distribution amount to be paid to such class, to (a) the Class 1-A Certificates (as described below under "Class 1-A Principal Distributions") and (b) the Class 2-A Certificates (as described below under "Class 2-A Principal Distributions"), such that the unpaid principal balance of the Senior Certificates in the aggregate will have 38.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 27.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 19.80% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 17.70% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 14.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 12.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 9.80% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 7.50% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 5.30% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 3.40% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

Class 1-A Principal Distributions: Principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates pro rata, based on the certificate principal balances thereof, in each case until the certificate principal balance thereof is reduced to zero; provided, however, if a Group 1 Sequential Trigger Event is in effect, then principal will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates, sequentially, in that order, in each case until the certificate principal balance thereof is reduced to zero.

Class 2-A Principal Distributions: Principal distributed on the Class 2-A Certificates will be applied sequentially to the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, in that order, in each case until the certificate principal balance thereof has been reduced to zero.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedule, and Collateral Tables to Follow]

Discount Margin Tables (1)

Class 1-A-1 (To Call)

Margin 0.23%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	4.07	2.69	1.87	1.30	1.06
MDUR (yr)	3.59	2.47	1.77	1.25	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-1 (To Maturity)

Margin 0.23%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	24	25	25	24	23
WAL (yr)	4.42	2.96	2.08	1.37	1.06
MDUR (yr)	3.79	2.65	1.92	1.31	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Sep30	Jul24	Dec19	Nov16	Nov07

Class 1-A-2 (To Call)

Margin 0.28%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	4.07	2.69	1.87	1.30	1.06
MDUR (yr)	3.58	2.47	1.77	1.25	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov07

Class 1-A-2 (To Maturity)

Margin 0.28%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	29	30	30	29	28
WAL (yr)	4.42	2.96	2.08	1.37	1.06
MDUR (yr)	3.78	2.65	1.92	1.31	1.03
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Sep30	Jul24	Dec19	Nov16	Nov07

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-1 (To Call)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.44	1.02	0.80	0.65	0.54
MDUR (yr)	1.39	1.00	0.79	0.64	0.53
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun08	Jun07	Feb07	Oct06	Jul06

Class 2-A-1 (To Maturity)

Margin	0.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	10	10	10	10	10
WAL (yr)	1.44	1.02	0.80	0.65	0.54
MDUR (yr)	1.39	1.00	0.79	0.64	0.53
First Prin Pay	Jul05	Jul05	Jul05	Jul05	Jul05
Last Prin Pay	Jun08	Jun07	Feb07	Oct06	Jul06

Class 2-A-2 (To Call)

Margin	0.25%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	6.14	3.90	2.50	1.82	1.53
MDUR (yr)	5.41	3.59	2.37	1.75	1.48
First Prin Pay	Jun08	Jun07	Feb07	Oct06	Jul06
Last Prin Pay	Sep17	Jul13	Apr11	Dec07	Jun07

Class 2-A-2 (To Maturity)

Margin	0.25%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	6.14	3.90	2.50	1.82	1.53
MDUR (yr)	5.41	3.59	2.37	1.75	1.48
First Prin Pay	Jun08	Jun07	Feb07	Oct06	Jul06
Last Prin Pay	Nov17	Aug13	Apr11	Dec07	Jun07

Class 2-A-3 (To Call)

Margin	0.38%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	38	38	38	38	38
WAL (yr)	12.24	8.07	5.82	2.72	2.10
MDUR (yr)	9.80	6.95	5.22	2.58	2.01
First Prin Pay	Sep17	Jul13	Apr11	Dec07	Jun07
Last Prin Pay	Sep17	Jul13	Apr11	Jun08	Sep07

Class 2-A-3 (To Maturity)

Margin	0.38%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	46	47	48	38	38
WAL (yr)	16.68	11.31	8.20	2.72	2.10
MDUR (yr)	12.28	9.12	6.99	2.58	2.01
First Prin Pay	Nov17	Aug13	Apr11	Dec07	Jun07
Last Prin Pay	Feb30	Jul23	Dec18	Jun08	Sep07

Class M-1 (To Call)

Margin	0.60%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	60	60	60	60	60
WAL (yr)	7.96	5.33	4.60	4.40	3.24
MDUR (yr)	6.68	4.74	4.18	4.03	3.03
First Prin Pay	Mar09	Oct08	Apr09	Nov09	Nov07
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-1 (To Maturity)

Margin	0.60%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	62	62	62	68	70
WAL (yr)	8.78	5.95	5.06	6.27	5.23
MDUR (yr)	7.14	5.15	4.53	5.51	4.66
First Prin Pay	Mar09	Oct08	Apr09	Mar10	Nov07
Last Prin Pay	Apr27	Dec20	Dec16	Jul14	Aug14

Class M-2 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	7.96	5.30	4.33	4.29	3.40
MDUR (yr)	6.66	4.70	3.95	3.93	3.17
First Prin Pay	Mar09	Sep08	Dec08	Jun09	Oct08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-2 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	67	67	67	67	69
WAL (yr)	8.73	5.87	4.76	4.68	3.94
MDUR (yr)	7.09	5.08	4.27	4.24	3.63
First Prin Pay	Mar09	Sep08	Dec08	Jun09	Oct08
Last Prin Pay	Nov25	Sep19	Jan16	Jul13	Nov11

Class M-3 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	7.96	5.29	4.24	4.01	3.30
MDUR (yr)	6.65	4.68	3.86	3.69	3.08
First Prin Pay	Mar09	Aug08	Dec08	Apr09	Sep08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-3 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	72	72	72	72	72
WAL (yr)	8.68	5.82	4.64	4.32	3.55
MDUR (yr)	7.05	5.04	4.16	3.94	3.29
First Prin Pay	Mar09	Aug08	Dec08	Apr09	Sep08
Last Prin Pay	Jun24	Jul18	Jan15	Nov12	Apr11

Class M-4 (To Call)

Margin	0.95%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	7.96	5.28	4.19	3.88	3.16
MDUR (yr)	6.57	4.64	3.80	3.56	2.94
First Prin Pay	Mar09	Aug08	Oct08	Feb09	Jun08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-4 (To Maturity)

Margin	0.95%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	97	98	98	98	98
WAL (yr)	8.64	5.77	4.57	4.18	3.40
MDUR (yr)	6.94	4.97	4.08	3.79	3.14
First Prin Pay	Mar09	Aug08	Oct08	Feb09	Jun08
Last Prin Pay	Dec23	Feb18	Oct14	Aug12	Jan11

Class M-5 (To Call)

Margin	1.05%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	105	105	105	105	105
WAL (yr)	7.96	5.28	4.16	3.76	3.05
MDUR (yr)	6.54	4.62	3.76	3.45	2.84
First Prin Pay	Mar09	Aug08	Oct08	Dec08	May08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-5 (To Maturity)

Margin	1.05%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	108	108	108	108	108
WAL (yr)	8.58	5.73	4.49	4.03	3.26
MDUR (yr)	6.88	4.92	4.01	3.66	3.01
First Prin Pay	Mar09	Aug08	Oct08	Dec08	May08
Last Prin Pay	Dec22	May17	Mar14	Feb12	Sep10

Class M-6 (To Call)

Margin 1.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	115	115	115	115	115
WAL (yr)	7.96	5.27	4.12	3.69	2.97
MDUR (yr)	6.51	4.60	3.72	3.37	2.76
First Prin Pay	Mar09	Jul08	Sep08	Nov08	Apr08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-6 (To Maturity)

Margin 1.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	117	118	118	118	118
WAL (yr)	8.50	5.66	4.41	3.91	3.15
MDUR (yr)	6.80	4.86	3.94	3.55	2.91
First Prin Pay	Mar09	Jul08	Sep08	Nov08	Apr08
Last Prin Pay	Jan22	Sep16	Aug13	Sep11	May10

Class M-7 (To Call)

Margin 1.75%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	175	175	175	175	175
WAL (yr)	7.96	5.26	4.10	3.62	2.90
MDUR (yr)	6.33	4.50	3.65	3.27	2.67
First Prin Pay	Mar09	Jul08	Aug08	Oct08	Feb08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-7 (To Maturity)

Margin 1.75%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	178	179	179	178	179
WAL (yr)	8.38	5.56	4.33	3.79	3.03
MDUR (yr)	6.55	4.70	3.81	3.41	2.78
First Prin Pay	Mar09	Jul08	Aug08	Oct08	Feb08
Last Prin Pay	Feb21	Dec15	Feb13	Apr11	Jan10

Class M-8 (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 94.65	287	321	350	368	407
WAL (yr)	7.96	5.26	4.08	3.56	2.84
MDUR (yr)	6.14	4.38	3.55	3.16	2.57
First Prin Pay	Mar09	Jul08	Aug08	Sep08	Jan08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class M-8 (To Maturity)

Margin 2.000%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 94.65	287	321	349	367	405
WAL (yr)	8.17	5.41	4.19	3.64	2.91
MDUR (yr)	6.24	4.47	3.62	3.23	2.63
First Prin Pay	Mar09	Jul08	Aug08	Sep08	Jan08
Last Prin Pay	Sep19	Jan15	May12	Sep10	Jul09

Class B (To Call)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 86.73	430	523	600	652	758
WAL (yr)	7.77	5.13	3.97	3.43	2.73
MDUR (yr)	5.87	4.19	3.39	3.00	2.43
First Prin Pay	Mar09	Jul08	Jul08	Aug08	Jan08
Last Prin Pay	Sep17	Jul13	Apr11	Nov09	Nov08

Class B (To Maturity)

Margin 2.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 86.73	430	523	600	652	757
WAL (yr)	7.78	5.14	3.97	3.44	2.73
MDUR (yr)	5.87	4.19	3.39	3.00	2.43
First Prin Pay	Mar09	Jul08	Jul08	Aug08	Jan08
Last Prin Pay	Dec17	Sep13	Jun11	Dec09	Dec08

Class 1-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.588	7.588
2	6.121	10.000
3	6.125	10.000
4	6.329	10.000
5	6.126	10.000
6	6.331	10.000
7	6.139	10.000
8	6.142	10.000
9	6.804	10.000
10	6.147	10.001
11	6.352	10.001
12	6.148	10.001
13	6.359	10.001
14	6.156	10.001
15	6.159	10.001
16	6.365	10.002
17	6.160	10.002
18	6.366	10.002
19	6.787	10.002
20	7.822	10.001
21	8.651	10.001
22	7.805	10.002
23	8.056	10.002
24	7.786	10.003
25	8.066	10.002
26	7.898	10.002
27	7.890	10.003
28	8.146	10.002
29	7.877	10.003
30	8.135	10.003
31	8.332	10.002
32	8.459	10.001
33	9.035	10.331
34	8.444	10.001
35	8.718	10.000
36	8.429	10.002
37	8.762	10.217
38	8.485	10.218
39	8.477	10.203
40	8.751	10.528

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
41	8.461	10.173
42	8.734	10.496
43	8.444	10.293
44	8.435	10.323
45	9.329	11.411
46	8.418	10.289
47	8.689	10.615
48	8.400	10.255
49	8.671	11.001
50	8.382	11.003
51	8.373	10.999
52	8.643	11.000
53	8.355	11.000
54	8.625	11.000
55	8.338	11.000
56	8.350	11.000
57	9.235	11.397
58	8.331	11.000
59	8.599	11.000
60	8.312	11.000
61	8.579	12.000
62	8.293	12.000
63	8.283	12.000
64	8.549	12.000
65	8.264	12.000
66	8.529	12.000
67	8.244	12.000
68	8.234	12.000
69	9.105	12.000
70	8.213	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.300%, 6-Month LIBOR stays at 3.660%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.240	7.240
2	5.839	9.000
3	5.843	9.000
4	6.038	9.000
5	5.843	9.000
6	6.053	9.000
7	5.862	9.000
8	5.866	9.000
9	6.497	9.000
10	5.869	9.001
11	6.065	9.001
12	5.879	9.001
13	6.079	9.001
14	5.884	9.001
15	5.885	9.001
16	6.081	9.001
17	5.885	9.002
18	6.082	9.002
19	6.762	9.001
20	7.820	9.001
21	8.652	9.000
22	7.810	9.001
23	8.065	9.001
24	7.800	9.001
25	8.106	9.501
26	7.931	9.501
27	7.927	9.502
28	8.187	9.501
29	7.920	9.502
30	8.185	9.502
31	8.259	9.500
32	8.464	9.954
33	9.048	10.638
34	8.460	9.945
35	8.737	10.269
36	8.452	9.932
37	8.767	10.577
38	8.500	10.609
39	8.496	10.603
40	8.774	10.947

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.487	10.585
42	8.765	10.929
43	8.477	10.680
44	8.472	10.750
45	9.374	11.893
46	8.462	10.732
47	8.739	11.079
48	8.452	10.713
49	8.728	11.502
50	8.441	11.504
51	8.436	11.504
52	8.714	11.501
53	8.427	11.500
54	8.703	11.500
55	8.454	11.500
56	8.461	11.500
57	9.365	12.023
58	8.453	11.500
59	8.729	11.500
60	8.441	11.500
61	8.716	12.000
62	8.429	12.000
63	8.423	12.000
64	8.697	12.000
65	8.410	12.000
66	8.684	12.000
67	8.397	12.000
68	8.390	12.000
69	9.282	12.000
70	8.377	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.300%, 6-Month LIBOR stays at 3.660%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.488	7.488
2	6.040	8.500
3	6.044	8.500
4	6.245	8.500
5	6.044	8.500
6	6.251	8.500
7	6.059	8.500
8	6.063	8.500
9	6.716	8.500
10	6.067	8.500
11	6.270	8.500
12	6.071	8.500
13	6.278	8.500
14	6.078	8.500
15	6.080	8.500
16	6.283	8.500
17	6.081	8.500
18	6.285	8.500
19	6.780	8.500
20	7.822	8.500
21	8.651	8.689
22	7.807	8.500
23	8.058	8.500
24	7.790	8.500
25	8.078	9.500
26	7.908	9.500
27	7.901	9.500
28	8.158	9.500
29	7.890	9.500
30	8.149	9.500
31	8.311	9.500
32	8.460	9.756
33	9.039	10.419
34	8.449	9.737
35	8.724	10.050
36	8.436	9.715
37	8.763	10.500
38	8.490	10.502
39	8.483	10.503
40	8.758	10.648

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
41	8.468	10.506
42	8.743	10.621
43	8.453	10.504
44	8.446	10.503
45	9.342	11.550
46	8.431	10.506
47	8.704	10.749
48	8.415	10.510
49	8.688	11.569
50	8.400	11.619
51	8.392	11.648
52	8.664	11.607
53	8.376	11.678
54	8.648	11.630
55	8.371	11.710
56	8.380	11.725
57	9.269	11.564
58	8.364	11.765
59	8.634	11.696
60	8.346	11.811
61	8.615	12.380
62	8.329	12.517
63	8.320	12.554
64	8.588	12.471
65	8.302	12.635
66	8.569	12.542
67	8.284	12.723
68	8.275	12.769
69	9.151	12.306
70	8.256	12.874

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 3.300%, 6-Month LIBOR stays at 3.660%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 1-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	471,390,000	7.33779%	9.75000%	41	69,835,273	8.64846%	8.64846%
2	460,053,097	5.87076%	9.75000%	42	69,835,273	8.93445%	8.93445%
3	449,069,564	5.87479%	9.75000%	43	69,835,273	8.64361%	8.64361%
4	436,991,094	6.07934%	9.75000%	44	69,835,273	8.64890%	8.64890%
5	423,857,051	5.87558%	9.75000%	45	69,835,273	9.59067%	9.59067%
6	409,780,767	6.08063%	9.74978%	46	69,835,273	8.62761%	8.62761%
7	394,915,253	5.88910%	9.74979%	47	69,835,273	8.91235%	8.91235%
8	379,898,025	5.89226%	9.74979%	48	69,835,273	8.60591%	8.60591%
9	365,343,370	6.55462%	9.74976%	49	69,835,273	8.90310%	9.17737%
10	351,238,106	5.89689%	9.74979%	50	69,835,273	8.61020%	9.20928%
11	337,568,348	6.10259%	9.74978%	51	68,236,581	8.59906%	9.21654%
12	324,320,477	5.89850%	9.74944%	52	65,399,141	8.88234%	9.17287%
13	311,481,317	6.11120%	9.74716%	53	63,377,908	8.57637%	9.23079%
14	299,038,495	5.90851%	9.74697%	54	61,422,196	8.85965%	9.18769%
15	286,979,301	5.91225%	9.74484%	55	59,529,757	8.56679%	9.25795%
16	275,284,879	6.11842%	9.74468%	56	57,697,334	8.59058%	9.27784%
17	263,951,004	5.91373%	9.74486%	57	55,921,993	9.52567%	9.52567%
18	252,964,073	6.12028%	9.74416%	58	54,204,020	8.56761%	9.29259%
19	242,308,902	6.54675%	9.73635%	59	52,541,485	8.84902%	9.25163%
20	228,666,392	7.58756%	9.73557%	60	50,932,530	8.54346%	9.30694%
21	212,243,738	8.41797%	9.73055%	61	49,375,367	8.83775%	10.28037%
22	196,700,876	7.57070%	9.73255%	62	47,868,262	8.55066%	10.34590%
23	181,994,910	7.82159%	9.73209%	63	46,409,588	8.53864%	10.35324%
24	168,496,603	7.55136%	9.73211%	64	44,997,687	8.81857%	10.31437%
25	156,503,373	7.94123%	9.56754%	65	43,630,996	8.51336%	10.36816%
26	145,826,484	7.94884%	9.47347%	66	42,308,010	8.79234%	10.32932%
27	136,303,302	7.93944%	9.47281%	67	41,027,276	8.50109%	10.39593%
28	127,787,764	8.20396%	9.46468%	68	39,787,387	8.50269%	10.41049%
29	120,163,880	7.92435%	9.47481%	69	38,587,020	9.42613%	10.27476%
30	113,083,635	8.19067%	9.46623%	70	37,424,831	8.47660%	10.42505%
31	106,240,711	8.38332%	9.20124%				
32	99,642,917	8.52070%	8.84535%				
33	93,272,788	9.11731%	9.11731%				
34	87,114,015	8.50416%	8.85162%				
35	81,159,435	8.78714%	8.82522%				
36	75,402,096	8.48666%	8.85851%				
37	69,835,273	8.93115%	8.93115%				
38	69,835,273	8.67828%	8.67828%				
39	69,835,273	8.66874%	8.66874%				
40	69,835,273	8.95557%	8.95557%				

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	190,210,000	6.99030%	8.75000%	41	24,142,494	8.74497%	8.74497%
2	185,533,795	5.58900%	8.75000%	42	24,142,494	9.03908%	9.03908%
3	181,007,774	5.59277%	8.75000%	43	24,142,494	8.75135%	8.75135%
4	176,035,440	5.78759%	8.75000%	44	24,142,494	8.76415%	8.76415%
5	170,633,684	5.59293%	8.75000%	45	24,142,494	9.72322%	9.72322%
6	164,839,001	5.80267%	8.75000%	46	24,142,494	8.75179%	8.75179%
7	158,692,888	5.61191%	8.75000%	47	24,142,494	9.04528%	9.04528%
8	152,475,955	5.61638%	8.75000%	48	24,142,494	8.73931%	8.73931%
9	146,453,142	6.24816%	8.74983%	49	24,142,494	9.04773%	9.37556%
10	140,619,990	5.61969%	8.74986%	50	24,142,494	8.75715%	9.38645%
11	134,970,438	5.81574%	8.74985%	51	24,142,494	8.75053%	9.39106%
12	129,498,682	5.63111%	8.74985%	52	24,066,393	9.04609%	9.33380%
13	124,199,318	5.83080%	8.74984%	53	23,269,685	8.73935%	9.40021%
14	119,066,740	5.63748%	8.74925%	54	22,500,064	9.03212%	9.34364%
15	114,095,652	5.63805%	8.74674%	55	21,756,586	8.78661%	9.42469%
16	109,273,943	5.83456%	8.74670%	56	21,036,981	8.80894%	9.44120%
17	104,600,815	5.63850%	8.74688%	57	20,339,732	9.77602%	9.77602%
18	100,075,164	5.83711%	8.73800%	58	19,666,223	8.79901%	9.45068%
19	95,662,503	6.52267%	8.73765%	59	19,015,620	9.09279%	9.39564%
20	89,925,620	7.58930%	8.73489%	60	18,387,129	8.78404%	9.46060%
21	82,978,010	8.42368%	8.73075%	61	17,779,985	9.09616%	9.91133%
22	76,405,851	7.57921%	8.73262%	62	17,193,480	8.80586%	9.99016%
23	70,201,817	7.83479%	8.73200%	63	16,626,881	8.79870%	9.99329%
24	64,528,700	7.56901%	8.72273%	64	16,079,494	9.09196%	9.93910%
25	59,513,426	8.03402%	9.03740%	65	15,550,653	8.78239%	10.00256%
26	55,074,103	8.04092%	8.90580%	66	15,039,716	9.07523%	9.94992%
27	51,137,072	8.03572%	8.90568%	67	14,546,065	8.78268%	10.01679%
28	47,639,489	8.30711%	8.89477%	68	14,069,126	8.79149%	10.03491%
29	44,528,344	8.02707%	8.90676%	69	13,608,307	9.75083%	9.85419%
30	41,650,008	8.30374%	8.89264%	70	13,163,050	8.77429%	10.04216%
31	38,871,971	8.37449%	8.53795%				
32	36,195,333	8.59323%	8.59323%				
33	33,613,229	9.20267%	9.20267%				
34	31,119,883	8.58787%	8.58787%				
35	28,712,283	8.87729%	8.87729%				
36	26,387,446	8.57932%	8.57932%				
37	24,142,494	8.98751%	8.98751%				
38	24,142,494	8.76030%	8.76030%				
39	24,142,494	8.75656%	8.75656%				
40	24,142,494	9.05083%	9.05083%				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	138,400,000	7.23789%	8.25000%	41	112,610,228	8.67627%	8.88474%
2	138,400,000	5.78974%	8.25000%	42	106,512,714	8.96462%	8.96462%
3	138,400,000	5.79368%	8.24999%	43	100,617,894	8.67469%	8.77027%
4	138,400,000	5.99542%	8.24998%	44	94,920,929	8.68217%	8.73654%
5	138,400,000	5.79427%	8.24997%	45	89,413,580	9.50000%	9.50000%
6	138,400,000	6.00065%	8.24980%	46	84,088,732	8.66351%	8.74633%
7	138,400,000	5.80934%	8.24980%	47	78,940,155	8.95082%	8.95082%
8	138,400,000	5.81286%	8.24978%	48	73,961,854	8.64456%	8.75685%
9	138,400,000	6.46642%	8.24971%	49	69,148,040	8.94506%	9.58997%
10	138,400,000	5.81709%	8.24972%	50	64,494,544	8.65291%	9.61563%
11	138,400,000	6.02001%	8.24971%	51	61,593,544	8.64316%	9.62583%
12	138,400,000	5.82151%	8.24946%	52	60,155,570	8.93012%	9.58539%
13	138,400,000	6.03047%	8.24784%	53	58,764,780	8.62404%	9.64591%
14	138,400,000	5.83048%	8.24754%	54	57,419,696	8.91024%	9.59980%
15	138,400,000	5.83330%	8.24529%	55	56,118,743	8.62980%	9.67293%
16	138,400,000	6.03669%	8.24516%	56	54,859,194	8.64994%	9.68891%
17	138,400,000	5.83449%	8.24535%	57	53,638,851	9.59243%	9.59243%
18	138,400,000	6.03875%	8.24229%	58	52,458,539	8.62920%	9.70155%
19	138,400,000	6.53982%	8.23672%	59	51,316,893	8.91379%	9.65702%
20	138,400,000	7.58806%	8.23537%	60	50,212,605	8.60726%	9.71506%
21	138,400,000	8.41962%	8.41962%	61	49,144,415	8.90615%	10.18265%
22	138,400,000	7.57315%	8.23258%	62	48,111,118	8.61808%	10.25187%
23	138,400,000	7.82539%	8.23206%	63	47,111,547	8.60721%	10.25827%
24	138,400,000	7.55644%	8.22942%	64	46,144,544	8.89051%	10.21554%
25	138,400,000	7.96795%	9.05891%	65	45,209,008	8.58402%	10.27206%
26	138,400,000	7.97535%	8.95404%	66	44,303,878	8.86649%	10.22978%
27	138,400,000	7.96716%	8.95354%	67	43,428,133	8.57475%	10.29665%
28	138,400,000	8.23366%	8.94462%	68	42,580,795	8.57809%	10.31233%
29	138,400,000	7.95392%	8.95527%	69	41,760,920	9.51073%	10.16505%
30	138,400,000	8.22322%	8.94510%	70	40,967,567	8.55401%	10.32537%
31	138,400,000	8.38078%	8.65429%				
32	138,400,000	8.54158%	8.54158%				
33	138,400,000	9.14189%	9.14189%				
34	138,400,000	8.52826%	8.52826%				
35	138,400,000	8.81309%	8.81309%				
36	138,400,000	8.51334%	8.51334%				
37	138,400,000	8.94738%	9.12706%				
38	132,191,884	8.70190%	8.87167%				
39	125,442,245	8.69404%	8.87577%				
40	118,917,599	8.98301%	8.98301%				

Group1

ARM and Fixed $575,030,899

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		4,013	
Total Outstanding Balance		$575,030,899	
Average Loan Balance		$143,292	$23,611 to $448,576
WA Mortgage Rate		6.832%	4.740% to 12.050%
Net WAC		6.323%	4.231% to 11.541%
ARM Characteristics			
WA Gross Margin		6.336%	3.990% to 10.340%
WA Months to First Roll		22	1 to 56
WA First Periodic Cap		2.971%	1.500% to 5.000%
WA Subsequent Periodic Cap		1.184%	1.000% to 2.000%
WA Lifetime Cap		12.970%	10.375% to 18.540%
WA Lifetime Floor		6.756%	4.740% to 11.540%
WA Original Term (months)		358	120 to 360
WA Remaining Term (months)		353	56 to 357
WA LTV		79.10%	14.71% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		621	
WA DTI%		40.33%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		83.56%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	19.02%	SFR	78.49%	FULL	68.52%	RCO	60.25%	OO	95.47%	PP	75.76%	0	16.44%
FL	8.53%	PUD	10.55%	STATED	31.48%	PUR	23.24%	INV	4.02%	PR	10.94%	12	3.00%
IL	5.12%	CND	5.29%			RNC	16.51%	2H	0.51%	A-	2.82%	24	46.39%
OH	4.52%	2 FAM	3.79%							B	5.30%	36	34.17%
AZ	4.44%	3 FAM	0.83%							C	4.19%		
										C-	0.38%		
										D	0.61%		

Group1

ARM and Fixed $575,030,899

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$1,474,457	8	0.26	$184,307	5.968	354.12	643	84.6
1/29 LIB6M	$4,112,450	21	0.72	$195,831	6.669	354.32	611	81.9
1/29 LIB6M - IO - 12	$210,016	2	0.04	$105,008	9.137	353.22	564	75.5
2/28 LIB6M	$276,486,483	1,926	48.08	$143,555	6.940	354.50	615	79.7
2/28 LIB6M - IO - 24	$17,511,499	79	3.05	$221,665	6.349	354.72	633	76.3
2/28 LIB6M - IO - 36	$178,000	1	0.03	$178,000	5.990	350.00	760	89.0
2/28 LIB6M - IO - 60	$50,941,560	308	8.86	$165,395	6.619	354.65	619	79.8
3/27 LIB6M	$106,963,107	810	18.60	$132,053	6.545	354.49	624	78.9
3/27 LIB6M - IO - 24	$285,300	1	0.05	$285,300	8.490	355.00	613	90.0
3/27 LIB6M - IO - 36	$1,059,500	6	0.18	$176,583	6.613	354.51	651	81.2
3/27 LIB6M - IO - 60	$24,937,484	163	4.34	$152,991	6.337	354.44	630	79.8
5/25 LIB6M	$2,248,424	14	0.39	$160,602	6.406	354.80	614	77.4
5/25 LIB6M - IO - 60	$3,091,903	18	0.54	$171,772	6.610	355.06	612	77.9
5/25 LIB6M - IO - 84	$340,000	1	0.06	$340,000	5.000	355.00	638	77.6
10Yr Fixed	$461,182	4	0.08	$115,296	7.394	113.07	580	69.9
15Yr Fixed	$3,424,604	37	0.60	$92,557	7.680	172.89	623	70.7
16Yr Fixed	$78,485	1	0.01	$78,485	5.990	186.00	640	55.9
20Yr Fixed	$2,348,082	21	0.41	$111,813	7.735	233.81	628	75.8
25Yr Fixed	$354,393	3	0.06	$118,131	6.714	292.03	680	64.5
30Yr Fixed	$77,034,687	579	13.40	$133,048	7.226	353.50	630	77.7
30Yr Fixed - IO - 120	$623,310	4	0.11	$155,827	7.142	353.24	603	62.7
30Yr Fixed - IO - 60	$806,738	5	0.14	$161,348	7.004	354.37	664	68.9
30/15 Fixed Balloon	$59,234	1	0.01	$59,234	11.150	174.00	680	20.0
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$489,840,184	3,358	85.19	$145,873	6.758	354.52	619	79.5
Fixed 120	$461,182	4	0.08	$115,296	7.394	113.07	580	69.9
Fixed 180	$3,483,838	38	0.61	$91,680	7.739	172.90	624	69.8
Fixed 192	$78,485	1	0.01	$78,485	5.990	186.00	640	55.9
Fixed 240	$2,348,082	21	0.41	$111,813	7.735	233.81	628	75.8
Fixed 300	$354,393	3	0.06	$118,131	6.714	292.03	680	64.5
Fixed 360	$78,464,735	588	13.65	$133,443	7.223	353.51	631	77.4
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Group1

ARM and Fixed $575,030,899

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$23,611	1	0.00	$23,611	6.990	56.00	743	80.0
$25,000.01 - $50,000.00	$1,647,247	35	0.29	$47,064	8.122	331.18	619	69.4
$50,000.01 - $75,000.00	$30,221,119	472	5.26	$64,028	7.525	345.84	621	78.9
$75,000.01 - $100,000.00	$57,997,353	657	10.09	$88,276	7.108	351.24	624	80.1
$100,000.01 - $150,000.00	$180,156,234	1,449	31.33	$124,331	6.805	353.03	625	79.8
$150,000.01 - $200,000.00	$115,824,245	671	20.14	$172,614	6.819	353.16	619	78.7
$200,000.01 - $250,000.00	$78,825,788	354	13.71	$222,672	6.763	353.19	615	79.4
$250,000.01 - $300,000.00	$63,445,102	232	11.03	$273,470	6.563	352.78	616	76.8
$300,000.01 - $350,000.00	$40,671,353	125	7.07	$325,371	6.621	354.46	618	79.4
$350,000.01 - $400,000.00	$5,363,568	15	0.93	$357,571	6.422	353.88	617	77.4
$400,000.01 - $450,000.00	$855,278	2	0.15	$427,639	7.582	355.00	595	80.2
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,219,401	19	0.39	$116,811	7.161	343.71	629	84.0
Arizona	$25,523,201	187	4.44	$136,488	6.605	353.56	629	81.1
Arkansas	$701,152	8	0.12	$87,644	7.613	337.75	596	82.1
California	$109,379,634	509	19.02	$214,891	6.432	353.15	616	74.3
Colorado	$9,749,417	63	1.70	$154,753	6.324	354.64	629	79.7
Connecticut	$9,233,040	58	1.61	$159,190	7.042	354.12	619	80.0
Delaware	$4,216,698	28	0.73	$150,596	6.877	354.41	628	81.2
District of Columbia	$360,720	2	0.06	$180,360	8.220	354.56	629	66.9
Florida	$49,060,003	350	8.53	$140,171	6.985	352.88	616	80.7
Georgia	$18,627,926	160	3.24	$116,425	7.045	352.90	617	81.5
Hawaii	$789,867	3	0.14	$263,289	5.985	354.28	645	77.6
Idaho	$3,453,164	32	0.60	$107,911	6.794	354.56	625	82.2
Illinois	$29,423,272	199	5.12	$147,856	7.042	350.91	624	80.4
Indiana	$6,465,274	72	1.12	$89,795	7.234	351.64	628	81.5
Iowa	$3,427,264	33	0.60	$103,856	6.672	351.68	622	79.6
Kansas	$3,614,812	31	0.63	$116,607	7.438	347.13	613	82.2
Kentucky	$3,461,336	38	0.60	$91,088	6.996	351.32	626	82.7
Louisiana	$2,927,952	28	0.51	$104,570	7.174	350.09	605	80.6
Maine	$1,903,425	13	0.33	$146,417	6.925	353.73	649	77.8
Maryland	$23,275,502	137	4.05	$169,894	6.924	349.03	609	77.8
Massachusetts	$7,163,806	33	1.25	$217,085	6.622	348.74	623	75.0
Michigan	$17,180,185	149	2.99	$115,303	7.140	353.32	625	81.5
Minnesota	$16,510,712	113	2.87	$146,112	6.795	354.49	624	79.9
Mississippi	$1,466,758	14	0.26	$104,768	6.930	354.19	620	81.8
Missouri	$8,956,636	80	1.56	$111,958	6.969	352.71	623	81.3
Montana	$187,288	2	0.03	$93,644	6.934	272.91	654	84.5

Group1

ARM and Fixed $575,030,899

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Nebraska	$1,853,025	20	0.32	$92,651	7.086	354.85	637	81.3
Nevada	$15,849,586	82	2.76	$193,288	6.962	354.11	614	74.9
New Hampshire	$1,050,040	7	0.18	$150,006	6.351	354.33	620	71.2
New Jersey	$12,570,176	70	2.19	$179,574	6.791	353.77	611	75.4
New Mexico	$1,039,529	8	0.18	$129,941	8.961	353.34	590	84.9
New York	$12,324,597	63	2.14	$195,629	7.106	354.11	612	78.2
North Carolina	$13,458,186	114	2.34	$118,054	7.098	354.35	621	81.2
North Dakota	$518,096	5	0.09	$103,619	6.255	354.55	632	80.0
Ohio	$25,964,346	226	4.52	$114,886	6.898	351.91	627	82.6
Oklahoma	$1,559,087	18	0.27	$86,616	6.927	354.29	625	80.4
Oregon	$12,371,077	89	2.15	$139,001	6.403	354.69	637	81.0
Pennsylvania	$18,525,735	159	3.22	$116,514	7.112	350.75	617	81.3
Rhode Island	$3,094,264	17	0.54	$182,016	6.768	354.23	616	76.4
South Carolina	$5,968,975	53	1.04	$112,622	7.172	352.90	636	80.0
South Dakota	$542,618	6	0.09	$90,436	6.882	354.28	608	78.7
Tennessee	$13,046,988	132	2.27	$98,841	7.064	350.42	622	81.3
Texas	$15,101,842	153	2.63	$98,705	7.119	350.31	635	81.7
Utah	$3,667,861	28	0.64	$130,995	6.391	353.58	625	79.0
Virginia	$24,428,840	160	4.25	$152,680	7.049	351.87	614	79.5
Washington	$15,835,098	98	2.75	$161,583	6.441	353.25	627	80.8
West Virginia	$2,329,082	21	0.41	$110,909	7.282	338.87	613	81.0
Wisconsin	$14,230,754	119	2.47	$119,586	6.943	354.61	623	81.8
Wyoming	$422,657	4	0.07	$105,664	6.254	354.55	625	79.1
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$12,977,147	91	2.26	$142,606	6.632	344.14	623	41.5
50.01 - 55.00	$6,926,458	44	1.20	$157,419	6.694	346.68	620	52.3
55.01 - 60.00	$13,121,206	78	2.28	$168,221	6.494	346.93	612	57.9
60.01 - 65.00	$15,609,264	96	2.71	$162,596	6.599	350.02	614	63.0
65.01 - 70.00	$30,361,590	181	5.28	$167,744	6.832	351.11	615	68.6
70.01 - 75.00	$44,389,736	264	7.72	$168,143	6.779	351.33	603	73.9
75.01 - 80.00	$262,198,290	2,032	45.60	$129,035	6.656	353.67	627	79.7
80.01 - 85.00	$87,999,426	546	15.30	$161,171	7.084	354.01	602	84.3
85.01 - 90.00	$88,339,965	576	15.36	$153,368	7.157	351.78	628	89.5
90.01 - 95.00	$8,409,641	61	1.46	$137,863	7.325	353.33	643	94.5
95.01 - 100.00	$4,698,176	44	0.82	$106,777	7.911	350.26	650	99.8
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Group1

ARM and Fixed $575,030,899

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$3,113,700	13	0.54	$239,515	4.964	354.66	656	71.3
5.001 - 5.500	$27,904,685	157	4.85	$177,737	5.353	354.44	635	74.4
5.501 - 6.000	$86,467,378	523	15.04	$165,330	5.840	354.11	632	76.9
6.001 - 6.500	$115,294,201	771	20.05	$149,539	6.328	354.01	626	78.1
6.501 - 7.000	$150,726,247	1,059	26.21	$142,329	6.814	352.80	624	79.6
7.001 - 7.500	$81,294,166	591	14.14	$137,554	7.278	351.53	620	80.8
7.501 - 8.000	$57,511,824	442	10.00	$130,117	7.776	350.21	609	81.8
8.001 - 8.500	$23,457,020	189	4.08	$124,111	8.268	351.64	600	81.3
8.501 - 9.000	$14,773,251	128	2.57	$115,416	8.795	348.40	576	81.9
9.001 - 9.500	$7,379,887	73	1.28	$101,094	9.236	346.27	571	81.2
9.501 - 10.000	$4,783,392	43	0.83	$111,242	9.773	343.01	555	79.4
10.001 - 10.500	$1,354,803	11	0.24	$123,164	10.226	352.41	542	74.3
10.501 - 11.000	$419,956	6	0.07	$69,993	10.706	353.44	567	82.4
11.001 - 11.500	$350,178	5	0.06	$70,036	11.279	299.50	583	56.1
11.501 - 12.000	$63,533	1	0.01	$63,533	11.540	352.00	514	70.0
12.001 - 12.500	$136,679	1	0.02	$136,679	12.050	352.00	561	63.1
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$451,330,695	3,209	78.49	$140,645	6.820	352.37	620	79.2
PUD	$60,686,490	390	10.55	$155,606	6.844	353.60	622	79.7
CND	$30,392,556	219	5.29	$138,779	6.858	354.36	620	79.9
2 FAM	$21,815,415	131	3.79	$166,530	6.903	350.29	630	76.4
3 FAM	$4,770,270	25	0.83	$190,811	7.199	354.17	618	74.4
4 FAM	$3,138,872	17	0.55	$184,640	7.041	349.94	629	75.0
APUD	$1,222,914	7	0.21	$174,702	7.113	355.13	586	83.0
SFRA	$885,807	10	0.15	$88,581	6.788	348.74	669	81.9
CNDP	$787,880	5	0.14	$157,576	6.480	354.33	628	77.0
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$346,436,691	2,092	60.25	$165,601	6.872	352.25	614	78.0
PUR	$133,629,946	1,285	23.24	$103,992	6.813	353.70	635	81.3
RNC	$94,964,262	636	16.51	$149,315	6.715	351.93	623	80.0
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Group1

ARM and Fixed $575,030,899

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$548,968,158	3,812	95.47	$144,011	6.795	352.57	620	79.1
INV	$23,130,469	184	4.02	$125,709	7.643	351.39	638	80.5
2H	$2,932,272	17	0.51	$172,487	7.429	354.49	615	71.7
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$484,794	5	0.08	$96,959	7.374	110.29	588	70.4
121 - 180	$3,497,585	38	0.61	$92,042	7.736	173.37	623	69.7
181 - 300	$2,852,154	26	0.50	$109,698	7.541	241.30	638	72.7
301 - 360	$568,196,366	3,944	98.81	$144,066	6.823	354.40	620	79.2
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$394,027,811	2,863	68.52	$137,628	6.685	352.81	618	79.7
STATED INCOME	$181,003,088	1,150	31.48	$157,394	7.154	351.93	627	77.8
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$571,049	4	0.10	$142,762	6.706	354.21	793	77.7
761 - 780	$2,149,505	18	0.37	$119,417	6.787	339.22	773	76.2
741 - 760	$5,750,127	38	1.00	$151,319	6.598	349.04	751	78.1
721 - 740	$5,897,121	44	1.03	$134,025	6.440	354.04	729	79.1
701 - 720	$9,446,763	68	1.64	$138,923	6.545	353.16	711	77.2
681 - 700	$21,914,690	164	3.81	$133,626	6.634	353.67	690	81.0
661 - 680	$34,046,018	244	5.92	$139,533	6.700	350.83	669	80.5
641 - 660	$87,130,401	617	15.15	$141,216	6.594	353.36	650	79.9
621 - 640	$105,116,073	772	18.28	$136,161	6.608	352.00	630	80.6
601 - 620	$127,924,421	898	22.25	$142,455	6.685	352.82	610	78.6
581 - 600	$80,782,742	518	14.05	$155,951	6.865	353.67	591	77.3
561 - 580	$60,825,898	384	10.58	$158,401	7.309	353.23	571	77.2
541 - 560	$19,974,155	136	3.47	$146,869	7.897	347.80	551	81.1
521 - 540	$9,426,876	78	1.64	$120,857	8.572	348.99	533	80.1

Group1

ARM and Fixed $575,030,899

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
501 - 520	$3,875,797	29	0.67	$133,648	9.039	354.03	510	76.4
<= 500	$199,263	1	0.03	$199,263	9.340	353.00	500	82.6
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$62,901,562	430	10.94	$146,283	6.918	353.48	608	79.2
PP	$435,654,194	3,074	75.76	$141,722	6.748	352.32	627	79.7
A-	$16,212,265	109	2.82	$148,736	7.066	352.24	593	75.7
B	$30,472,233	208	5.30	$146,501	7.314	353.33	595	76.2
C	$24,088,358	155	4.19	$155,409	7.258	352.49	595	74.7
C-	$2,207,736	17	0.38	$129,867	7.656	354.75	605	72.2
D	$3,494,550	20	0.61	$174,728	7.067	354.55	606	76.8
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$94,533,162	655	16.44	$144,325	7.214	352.59	617	79.4
12	$17,275,366	97	3.00	$178,097	6.814	354.37	619	78.3
24	$266,759,007	1,784	46.39	$149,529	6.794	354.55	617	79.3
36	$196,463,363	1,477	34.17	$133,015	6.701	349.60	627	78.7
	$575,030,899	**4,013**	**100.00**	**$143,292**	**6.832**	**352.53**	**621**	**79.1**

Range of Months to Roll (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$3,177,245	18	0.65	$176,514	6.596	353.28	632	81.8
7 - 12	8	$3,469,733	19	0.71	$182,618	6.541	353.43	606	84.3
13 - 18	17	$115,807,178	783	23.64	$147,902	6.914	353.48	611	78.8
19 - 24	19	$228,460,310	1,525	46.64	$149,810	6.837	355.09	619	79.9
25 - 31	30	$129,246,075	955	26.39	$135,336	6.503	354.44	626	79.1
32 - 37	32	$3,999,315	25	0.82	$159,973	6.771	356.00	615	78.2
>= 38	55	$5,680,327	33	1.16	$172,131	6.433	354.95	614	77.7
		$489,840,184	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Group1

ARM and Fixed $575,030,899

Detailed Report

Range of Margin (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$214,689	1	0.04	$214,689	4.990	355.00	692	80.0
4.001 - 5.000	$14,290,619	99	2.92	$144,350	5.728	354.90	634	80.0
5.001 - 6.000	$192,685,135	1,190	39.34	$161,920	6.165	354.44	624	78.1
6.001 - 7.000	$204,835,594	1,449	41.82	$141,363	6.941	354.53	619	79.7
7.001 - 8.000	$64,865,729	494	13.24	$131,307	7.774	354.63	606	82.2
8.001 - 9.000	$11,931,443	109	2.44	$109,463	8.696	354.50	584	82.6
9.001 - 10.000	$849,365	14	0.17	$60,669	9.610	353.78	558	84.1
10.001 - 11.000	$167,610	2	0.03	$83,805	10.538	354.24	545	81.2
6.336	**$489,840,184**	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Range of Maximum Rates (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$405,767	2	0.08	$202,883	5.466	355.00	664	80.0
10.501 - 11.000	$1,674,648	9	0.34	$186,072	5.177	354.19	653	75.3
11.001 - 11.500	$16,455,762	106	3.36	$155,243	5.403	354.28	628	75.1
11.501 - 12.000	$66,100,038	421	13.49	$157,007	5.844	354.45	630	76.8
12.001 - 12.500	$98,861,969	670	20.18	$147,555	6.213	354.55	628	77.9
12.501 - 13.000	$119,218,531	829	24.34	$143,810	6.659	354.61	624	79.4
13.001 - 13.500	$71,513,923	484	14.60	$147,756	7.080	354.74	618	81.0
13.501 - 14.000	$55,748,250	385	11.38	$144,801	7.396	354.53	608	82.0
14.001 - 14.500	$23,336,407	178	4.76	$131,103	7.800	354.53	602	82.4
14.501 - 15.000	$16,435,006	121	3.36	$135,826	8.161	354.20	596	82.5
15.001 - 15.500	$7,451,588	53	1.52	$140,596	8.524	353.75	589	82.4
15.501 - 16.000	$5,461,875	44	1.12	$124,134	8.927	353.77	560	83.3
16.001 - 16.500	$3,816,653	32	0.78	$119,270	9.300	353.68	571	80.1
16.501 - 17.000	$2,418,326	16	0.49	$151,145	9.859	353.59	545	80.2
17.001 - 17.500	$652,956	4	0.13	$163,239	10.243	351.98	549	70.6
17.501 - 18.000	$48,621	1	0.01	$48,621	10.690	354.00	525	75.0
18.001 - 18.500	$176,330	2	0.04	$88,165	11.357	353.00	522	75.9
18.501 - 19.000	$63,533	1	0.01	$63,533	11.540	352.00	514	70.0
12.970	**$489,840,184**	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Initial Periodic Rate Cap (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$5,576,470	28	1.14	$199,160	7.212	353.97	635	78.7
2.000	$6,359,636	34	1.30	$187,048	6.455	354.01	618	81.2
3.000	$477,675,729	3,295	97.52	$144,970	6.757	354.53	619	79.5

Group1

ARM and Fixed $575,030,899

Detailed Report

Initial Periodic Rate Cap (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.000	$228,350	1	0.05	$228,350	6.640	352.00	567	61.3
	$489,840,184	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Subsequent Periodic Rate Cap (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$383,626,318	2,755	78.32	$139,247	6.721	354.56	621	79.4
1.500	$32,156,747	213	6.56	$150,971	6.884	354.53	633	82.5
2.000	$74,057,118	390	15.12	$189,890	6.898	354.31	603	78.4
	$489,840,184	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Range of Lifetime Rate Floor (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$3,080,062	15	0.63	$205,337	5.056	354.66	654	71.5
5.001 - 6.000	$109,466,897	657	22.35	$166,616	5.725	354.48	630	76.6
6.001 - 7.000	$228,403,362	1,574	46.63	$145,110	6.594	354.57	623	79.4
7.001 - 8.000	$109,840,495	794	22.42	$138,338	7.476	354.56	613	81.8
8.001 - 9.000	$29,669,210	234	6.06	$126,791	8.467	354.35	586	82.5
9.001 - 10.000	$8,271,108	74	1.69	$111,772	9.440	353.77	563	82.0
> 10.000	$1,109,050	10	0.23	$110,905	10.559	352.57	541	73.2
	$489,840,184	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Next Interest Adjustment Date (Excludes 655 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$926,001	5	0.19	$185,200	5.871	355.00	632	82.7
08/05	$489,364	4	0.10	$122,341	6.663	351.22	615	78.5
09/05	$309,537	2	0.06	$154,769	7.406	351.00	664	71.6
11/05	$925,136	4	0.19	$231,284	7.159	353.00	657	88.9
12/05	$527,206	3	0.11	$175,735	6.341	354.00	588	76.4
01/06	$1,673,686	8	0.34	$209,211	6.547	354.59	599	83.5
02/06	$1,002,942	6	0.20	$167,157	6.659	356.00	602	82.3
05/06	$472,631	2	0.10	$236,315	5.534	347.54	610	84.6
06/06	$452,217	5	0.09	$90,443	7.849	348.29	625	89.9
07/06	$1,513,792	9	0.31	$168,199	6.661	349.00	646	80.1
08/06	$2,816,192	17	0.57	$165,658	7.416	350.00	611	80.7
09/06	$4,423,974	24	0.90	$184,332	7.247	351.10	604	75.7

Group1

ARM and Fixed $575,030,899

Detailed Report

Next Interest Adjustment Date								(Excludes 655 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/06	$9,233,990	57	1.89	$162,000	7.294	352.16	606	73.7
11/06	$28,317,289	211	5.78	$134,205	7.067	353.60	605	80.1
12/06	$119,061,709	839	24.31	$141,909	6.882	354.42	616	79.6
01/07	$165,518,845	1,068	33.79	$154,980	6.805	355.04	620	80.0
02/07	$13,249,953	81	2.70	$163,580	6.454	356.01	610	78.4
06/07	$133,788	1	0.03	$133,788	7.200	349.00	617	80.0
07/07	$249,178	1	0.05	$249,178	6.500	349.00	640	95.0
08/07	$120,546	2	0.02	$60,273	8.888	350.00	633	80.7
09/07	$652,434	4	0.13	$163,108	6.728	351.00	617	65.0
10/07	$1,234,212	10	0.25	$123,421	6.923	352.48	623	72.3
11/07	$17,846,390	146	3.64	$122,236	6.469	353.79	617	78.1
12/07	$73,630,166	542	15.03	$135,849	6.504	354.42	625	79.7
01/08	$37,532,164	264	7.66	$142,167	6.504	355.06	631	79.0
02/08	$1,846,514	10	0.38	$184,651	6.800	356.00	607	76.8
08/09	$75,099	1	0.02	$75,099	7.740	350.00	563	68.8
10/09	$228,350	1	0.05	$228,350	6.640	352.00	567	61.3
01/10	$4,585,491	27	0.94	$169,833	6.414	355.00	620	78.3
02/10	$791,387	4	0.16	$197,847	6.357	356.00	598	79.8
	$489,840,184	**3,358**	**100.00**	**$145,873**	**6.758**	**354.52**	**619**	**79.5**

Group2

ARM and Fixed $235,735,164

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	875	
Total Outstanding Balance	$235,735,164	
Average Loan Balance	$269,412	$51,662 to $750,000
WA Mortgage Rate	6.543%	4.990% to 9.890%
Net WAC	6.034%	4.481% to 9.381%
ARM Characteristics		
WA Gross Margin	6.026%	1.000% to 8.890%
WA Months to First Roll	22	2 to 56
WA First Periodic Cap	2.963%	1.500% to 5.000%
WA Subsequent Periodic Cap	1.191%	1.000% to 2.000%
WA Lifetime Cap	12.717%	10.250% to 16.890%
WA Lifetime Floor	6.497%	4.450% to 9.890%
WA Original Term (months)	360	180 to 360
WA Remaining Term (months)	354	174 to 356
WA LTV	80.82%	44.78% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	633	
WA DTI%	42.56%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	85.48%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	45.89%	SFR	73.61%	FULL	58.94%	PUR	72.81%	OO	99.27%	PP	75.74%	0	14.52%
FL	4.82%	PUD	17.68%	STATED	40.78%	RCO	22.55%	INV	0.58%	PR	15.67%	12	5.28%
VA	4.75%	CND	4.81%	NODOC	0.28%	RNC	4.64%	2H	0.15%	A-	2.59%	24	55.68%
MD	4.34%	2 FAM	1.50%							B	2.48%	36	24.30%
WA	3.66%	MNF	0.98%							C	2.76%	60	0.22%
										C-	0.15%		
										D	0.60%		

Group2

ARM and Fixed $235,735,164

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$461,632	1	0.20	$461,632	6.590	350.00	631	95.0
1/29 LIB6M	$2,283,725	6	0.97	$380,621	6.419	353.26	652	83.5
1/29 LIB6M - IO - 12	$520,211	1	0.22	$520,211	5.640	354.00	667	85.0
2/28 LIB6M	$92,438,385	339	39.21	$272,680	6.725	354.22	623	81.9
2/28 LIB6M - IO - 24	$15,096,067	47	6.40	$321,193	6.165	354.78	636	79.2
2/28 LIB6M - IO - 60	$54,418,106	199	23.08	$273,458	6.420	354.50	633	80.3
3/27 LIB6M	$30,794,522	130	13.06	$236,881	6.407	354.37	645	80.1
3/27 LIB6M - IO - 120	$408,750	1	0.17	$408,750	5.250	355.00	735	75.0
3/27 LIB6M - IO - 36	$1,658,511	5	0.70	$331,702	5.750	355.22	651	82.0
3/27 LIB6M - IO - 60	$16,110,074	67	6.83	$240,449	6.187	354.45	633	80.0
5/25 LIB6M	$1,646,288	6	0.70	$274,381	6.618	355.23	612	80.6
5/25 LIB6M - IO - 60	$3,819,895	15	1.62	$254,660	6.494	354.09	637	75.6
15Yr Fixed	$157,055	1	0.07	$157,055	7.500	174.00	565	80.0
30Yr Fixed	$13,343,943	49	5.66	$272,325	7.097	353.87	655	81.7
30Yr Fixed - IO - 120	$219,200	1	0.09	$219,200	7.500	355.00	676	80.0
30Yr Fixed - IO - 60	$2,358,799	7	1.00	$336,971	6.668	352.97	635	74.0
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$219,656,166	817	93.18	$268,857	6.506	354.36	631	80.8
Fixed 180	$157,055	1	0.07	$157,055	7.500	174.00	565	80.0
Fixed 360	$15,921,943	57	6.75	$279,332	7.039	353.76	652	80.5
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$50,000.01 - $75,000.00	$253,393	4	0.11	$63,348	7.901	354.18	621	75.6
$75,000.01 - $100,000.00	$535,261	6	0.23	$89,210	6.502	354.65	676	76.1
$100,000.01 - $150,000.00	$868,139	7	0.37	$124,020	6.880	354.54	659	70.8
$150,000.01 - $200,000.00	$48,079,514	275	20.40	$174,835	6.530	353.87	630	80.9
$200,000.01 - $250,000.00	$39,496,006	177	16.75	$223,141	6.531	354.31	641	81.5
$250,000.01 - $300,000.00	$32,191,360	118	13.66	$272,808	6.473	354.21	646	81.0
$300,000.01 - $350,000.00	$21,448,611	66	9.10	$324,979	6.583	354.25	647	82.6
$350,000.01 - $400,000.00	$43,888,832	117	18.62	$375,118	6.631	354.51	617	81.2
$400,000.01 - $450,000.00	$22,544,288	53	9.56	$425,364	6.506	354.69	632	80.3
$450,000.01 - $500,000.00	$17,263,344	36	7.32	$479,537	6.485	353.52	618	79.3
$500,000.01 - $550,000.00	$4,185,560	8	1.78	$523,195	6.395	353.48	621	78.5

Group2

ARM and Fixed $235,735,164

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$550,000.01 - $600,000.00	$2,232,978	4	0.95	$558,245	6.398	354.50	602	73.2
$600,000.01 - $650,000.00	$1,282,937	2	0.54	$641,468	6.501	355.51	629	79.9
$700,000.01 - $750,000.00	$1,464,942	2	0.62	$732,471	7.078	352.00	655	73.9
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$222,580	1	0.09	$222,580	5.750	354.00	616	80.0
Arizona	$7,094,023	31	3.01	$228,839	6.505	354.60	631	80.3
Arkansas	$170,284	1	0.07	$170,284	6.950	355.00	695	95.0
California	$108,185,940	339	45.89	$319,133	6.473	354.31	627	79.7
Colorado	$5,188,847	26	2.20	$199,571	6.112	354.88	633	80.7
Connecticut	$1,885,187	6	0.80	$314,198	6.619	354.63	655	83.6
Delaware	$291,156	1	0.12	$291,156	6.390	355.00	661	80.0
Florida	$11,362,380	52	4.82	$218,507	6.802	354.44	644	82.9
Georgia	$6,669,692	26	2.83	$256,527	6.571	354.31	637	81.0
Idaho	$163,600	1	0.07	$163,600	6.375	355.00	658	80.0
Illinois	$7,366,110	25	3.12	$294,644	6.891	353.31	641	84.2
Indiana	$479,203	4	0.20	$119,801	6.499	354.27	636	80.0
Iowa	$177,145	1	0.08	$177,145	6.240	355.00	738	80.0
Kansas	$848,770	4	0.36	$212,193	7.658	354.25	636	87.9
Kentucky	$347,438	2	0.15	$173,719	5.909	355.00	639	80.0
Louisiana	$759,146	4	0.32	$189,786	7.060	354.07	639	84.3
Maryland	$10,234,659	38	4.34	$269,333	6.245	354.45	635	78.6
Massachusetts	$3,235,702	11	1.37	$294,155	6.391	354.49	628	79.8
Michigan	$1,550,564	10	0.66	$155,056	6.922	354.12	654	81.8
Minnesota	$5,992,090	28	2.54	$214,003	6.409	354.38	641	79.8
Mississippi	$509,091	2	0.22	$254,546	6.631	355.00	584	86.6
Missouri	$1,723,531	9	0.73	$191,503	6.525	354.41	640	83.7
Montana	$198,797	1	0.08	$198,797	6.240	354.00	647	80.0
Nebraska	$161,090	1	0.07	$161,090	6.390	355.00	609	80.0
Nevada	$3,746,185	13	1.59	$288,168	6.959	354.37	647	81.1
New Hampshire	$189,927	1	0.08	$189,927	5.490	355.00	649	79.7
New Jersey	$4,511,435	18	1.91	$250,635	6.746	347.76	628	85.3
New York	$5,422,187	16	2.30	$338,887	6.873	353.13	652	83.6
North Carolina	$2,388,436	10	1.01	$238,844	6.694	354.49	620	84.7
Ohio	$1,964,748	12	0.83	$163,729	6.788	354.64	628	82.7
Oklahoma	$51,662	1	0.02	$51,662	8.240	351.00	613	80.0
Oregon	$5,760,649	30	2.44	$192,022	6.302	354.68	629	80.6
Pennsylvania	$4,743,667	17	2.01	$279,039	6.833	354.09	643	84.8
Rhode Island	$1,047,688	5	0.44	$209,538	7.135	354.85	628	80.0

Group2

ARM and Fixed $235,735,164

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
South Carolina	$1,559,787	7	0.66	$222,827	7.085	353.55	616	84.9
Tennessee	$2,040,582	10	0.87	$204,058	6.708	354.52	651	82.9
Texas	$5,201,331	18	2.21	$288,963	6.644	354.28	657	82.6
Utah	$1,056,082	5	0.45	$211,216	6.400	355.16	635	81.8
Virginia	$11,200,071	41	4.75	$273,172	6.673	354.45	626	81.3
Washington	$8,624,488	40	3.66	$215,612	6.350	354.58	629	80.4
West Virginia	$458,109	2	0.19	$229,055	7.677	355.00	607	80.0
Wisconsin	$724,580	4	0.31	$181,145	6.260	354.47	680	81.2
Wyoming	$226,525	1	0.10	$226,525	5.840	353.00	600	83.3
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$551,292	3	0.23	$183,764	6.388	353.17	600	47.3
50.01 - 55.00	$894,706	3	0.38	$298,235	6.623	354.53	593	52.6
55.01 - 60.00	$1,492,847	4	0.63	$373,212	6.781	353.36	629	58.5
60.01 - 65.00	$4,367,007	12	1.85	$363,917	6.462	354.54	603	63.6
65.01 - 70.00	$6,473,821	19	2.75	$340,727	6.389	354.28	620	68.4
70.01 - 75.00	$12,643,638	34	5.36	$371,872	6.625	354.17	608	74.3
75.01 - 80.00	$154,270,966	620	65.44	$248,824	6.356	354.26	639	79.9
80.01 - 85.00	$18,205,957	57	7.72	$319,403	6.875	354.51	602	84.3
85.01 - 90.00	$25,901,024	82	10.99	$315,866	7.032	354.12	624	89.5
90.01 - 95.00	$6,794,662	24	2.88	$283,111	7.418	352.57	654	95.0
95.01 - 100.00	$4,139,245	17	1.76	$243,485	7.519	353.71	674	99.5
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,525,942	5	0.65	$305,188	4.990	354.70	618	71.3
5.001 - 5.500	$10,342,419	41	4.39	$252,254	5.360	354.52	643	77.4
5.501 - 6.000	$59,270,846	209	25.14	$283,593	5.833	354.57	634	79.9
6.001 - 6.500	$58,492,648	232	24.81	$252,123	6.300	354.37	633	79.9
6.501 - 7.000	$54,468,184	199	23.11	$273,709	6.786	354.23	634	81.1
7.001 - 7.500	$27,964,713	97	11.86	$288,296	7.285	353.17	639	83.2
7.501 - 8.000	$14,881,277	57	6.31	$261,075	7.781	353.92	626	83.2
8.001 - 8.500	$3,954,012	17	1.68	$232,589	8.213	353.80	606	81.7
8.501 - 9.000	$3,008,632	12	1.28	$250,719	8.689	353.10	588	89.5
9.001 - 9.500	$1,305,391	4	0.55	$326,348	9.267	354.43	574	86.7

Group2

ARM and Fixed $235,735,164

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.501 - 10.000	$521,100	2	0.22	$260,550	9.890	353.40	579	88.0
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$173,515,874	628	73.61	$276,299	6.518	354.14	631	80.7
PUD	$41,683,245	158	17.68	$263,818	6.581	354.50	635	81.5
CND	$11,345,655	47	4.81	$241,397	6.538	354.05	636	81.7
2 FAM	$3,525,035	11	1.50	$320,458	7.205	354.12	617	80.4
MNF	$2,314,943	19	0.98	$121,839	6.653	354.37	673	75.3
CNDP	$1,072,097	3	0.45	$357,366	6.304	354.82	623	78.0
3 FAM	$839,116	4	0.36	$209,779	6.330	354.54	649	81.0
4 FAM	$688,770	3	0.29	$229,590	6.570	354.40	665	80.0
APUD	$470,995	1	0.20	$470,995	6.990	350.00	761	95.0
SFRA	$279,435	1	0.12	$279,435	7.440	355.00	765	80.0
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$171,633,834	708	72.81	$242,421	6.529	354.11	640	81.5
RCO	$53,157,365	138	22.55	$385,198	6.559	354.43	613	78.7
RNC	$10,943,965	29	4.64	$377,378	6.683	354.52	615	80.8
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$234,015,472	871	99.27	$268,674	6.541	354.19	632	80.8
INV	$1,361,734	3	0.58	$453,911	6.883	355.00	666	77.1
2H	$357,959	1	0.15	$357,959	6.340	354.00	633	80.0
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Group2

ARM and Fixed $235,735,164

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$157,055	1	0.07	$157,055	7.500	174.00	565	80.0
301 - 360	$235,578,109	874	99.93	$269,540	6.542	354.32	633	80.8
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$138,943,683	539	58.94	$257,780	6.303	354.23	625	80.8
STATED INCOME	$96,142,606	332	40.78	$289,586	6.883	354.15	643	80.9
NODOC	$648,875	4	0.28	$162,219	7.418	355.00	648	74.8
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$319,920	1	0.14	$319,920	5.790	354.00	812	80.0
781 - 800	$664,088	3	0.28	$221,363	7.536	353.39	788	80.0
761 - 780	$2,350,760	9	1.00	$261,196	7.111	352.31	770	84.9
741 - 760	$3,232,536	13	1.37	$248,657	6.473	354.05	750	84.7
721 - 740	$3,505,291	13	1.49	$269,638	6.380	354.45	730	82.7
701 - 720	$7,430,173	29	3.15	$256,213	6.502	354.20	710	81.8
681 - 700	$8,777,564	35	3.72	$250,788	6.504	354.19	689	82.3
661 - 680	$16,666,662	60	7.07	$277,778	6.467	354.11	669	81.6
641 - 660	$50,168,473	191	21.28	$262,662	6.432	354.52	650	80.5
621 - 640	$45,282,506	169	19.21	$267,944	6.519	354.22	630	81.6
601 - 620	$47,445,220	186	20.13	$255,082	6.322	354.41	611	80.4
581 - 600	$29,959,507	103	12.71	$290,869	6.740	354.28	590	79.8
561 - 580	$16,676,577	51	7.07	$326,992	7.034	352.79	570	79.4
541 - 560	$1,672,497	7	0.71	$238,928	7.199	354.27	549	79.0
521 - 540	$1,269,718	4	0.54	$317,429	8.096	354.14	532	81.8
501 - 520	$313,672	1	0.13	$313,672	9.250	355.00	501	85.0
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PP	$178,556,299	666	75.74	$268,103	6.510	354.06	637	80.9
PR	$36,948,647	136	15.67	$271,681	6.506	354.65	628	81.0

Group2

ARM and Fixed $235,735,164

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A-	$6,114,708	19	2.59	$321,827	7.051	354.83	594	79.0
B	$5,852,541	22	2.48	$266,025	6.888	354.49	605	81.4
C	$6,496,319	26	2.76	$249,858	6.906	354.50	595	79.4
C-	$363,013	1	0.15	$363,013	5.590	355.00	586	80.7
D	$1,403,637	5	0.60	$280,727	6.577	355.00	619	73.2
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$34,222,007	122	14.52	$280,508	6.842	353.16	645	83.1
12	$12,451,419	41	5.28	$303,693	6.834	354.24	622	82.5
24	$131,261,241	474	55.68	$276,922	6.489	354.44	626	80.5
36	$57,272,954	236	24.30	$242,682	6.418	354.29	642	80.0
60	$527,544	2	0.22	$263,772	7.009	351.56	626	76.7
	$235,735,164	**875**	**100.00**	**$269,412**	**6.543**	**354.20**	**633**	**80.8**

Range of Months to Roll (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$2,063,202	5	0.94	$412,640	6.402	351.70	667	87.4
7 - 12	9	$1,847,933	5	0.84	$369,587	6.385	352.55	633	85.3
13 - 18	17	$60,944,899	221	27.75	$275,769	6.575	353.25	628	81.4
19 - 24	19	$100,362,093	362	45.69	$277,243	6.566	355.09	627	80.9
25 - 31	30	$47,784,797	199	21.75	$240,125	6.306	354.39	642	80.0
32 - 37	32	$1,187,060	4	0.54	$296,765	6.176	356.00	617	85.6
>= 38	54	$5,466,183	21	2.49	$260,294	6.531	354.43	629	77.1
		$219,656,166	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Range of Margin (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$175,026	1	0.08	$175,026	5.490	355.00	618	80.0
2.001 - 3.000	$408,750	1	0.19	$408,750	5.250	355.00	735	75.0
3.001 - 4.000	$254,263	1	0.12	$254,263	4.990	355.00	699	80.0
4.001 - 5.000	$16,946,187	60	7.71	$282,436	5.810	355.02	644	79.7
5.001 - 6.000	$112,716,096	415	51.31	$271,605	6.190	354.20	631	80.3
6.001 - 7.000	$73,471,107	276	33.45	$266,200	6.887	354.40	631	81.6

Group2

ARM and Fixed $235,735,164

Detailed Report

Range of Margin (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
7.001 - 8.000	$14,410,593	57	6.56	$252,817	7.736	354.54	619	82.9
8.001 - 9.000	$1,274,144	6	0.58	$212,357	8.629	354.67	612	84.4
6.026	**$219,656,166**	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Range of Maximum Rates (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$408,750	1	0.19	$408,750	5.250	355.00	735	75.0
10.501 - 11.000	$816,366	3	0.37	$272,122	5.323	354.44	634	80.0
11.001 - 11.500	$7,411,373	32	3.37	$231,605	5.496	354.22	637	77.8
11.501 - 12.000	$45,410,534	173	20.67	$262,489	5.852	354.56	631	79.8
12.001 - 12.500	$50,625,041	207	23.05	$244,565	6.235	354.47	633	79.8
12.501 - 13.000	$52,849,389	184	24.06	$287,225	6.510	354.51	635	80.1
13.001 - 13.500	$26,184,891	89	11.92	$294,212	7.045	354.22	633	82.0
13.501 - 14.000	$19,611,766	73	8.93	$268,654	7.247	354.07	622	84.0
14.001 - 14.500	$7,211,441	24	3.28	$300,477	7.497	354.12	625	83.0
14.501 - 15.000	$4,696,652	14	2.14	$335,475	7.889	353.03	628	83.8
15.001 - 15.500	$1,733,586	7	0.79	$247,655	8.434	353.46	603	88.9
15.501 - 16.000	$1,846,315	7	0.84	$263,759	8.706	352.96	585	92.4
16.001 - 16.500	$693,449	2	0.32	$346,724	9.327	354.45	574	90.5
16.501 - 17.000	$156,614	1	0.07	$156,614	9.890	352.00	619	95.0
12.717	**$219,656,166**	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Initial Periodic Rate Cap (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$3,860,544	13	1.76	$296,965	6.538	354.89	663	82.0
2.000	$3,735,846	9	1.70	$415,094	6.222	352.68	645	85.5
3.000	$211,309,776	794	96.20	$266,133	6.507	354.39	630	80.8
5.000	$750,000	1	0.34	$750,000	7.390	352.00	644	58.6
	$219,656,166	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Subsequent Periodic Rate Cap (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$170,761,705	667	77.74	$256,015	6.481	354.43	632	80.6
1.500	$14,054,045	50	6.40	$281,081	6.537	354.31	659	83.7

Group2

ARM and Fixed $235,735,164

Detailed Report

Subsequent Periodic Rate Cap (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000	$34,840,417	100	15.86	$348,404	6.614	354.05	615	81.1
	$219,656,166	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Range of Lifetime Rate Floor (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,732,342	6	0.79	$288,724	5.045	354.74	617	72.4
5.001 - 6.000	$69,283,362	252	31.54	$274,934	5.777	354.57	636	79.6
6.001 - 7.000	$103,799,709	396	47.26	$262,120	6.530	354.33	631	80.6
7.001 - 8.000	$38,172,648	136	17.38	$280,681	7.467	354.13	630	83.1
8.001 - 9.000	$5,566,202	23	2.53	$242,009	8.425	353.73	603	87.2
9.001 - 10.000	$1,101,903	4	0.50	$275,476	9.364	354.23	581	88.7
	$219,656,166	**817**	**100.00**	**$268,857**	**6.506**	**354.36**	**631**	**80.8**

Next Interest Adjustment Date (Excludes 58 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
08/05	$1,185,299	3	0.54	$395,100	6.951	350.00	689	95.0
12/05	$877,903	2	0.40	$438,952	5.660	354.00	636	77.0
01/06	$1,202,367	3	0.55	$400,789	6.177	355.00	625	82.0
06/06	$645,566	2	0.29	$322,783	6.772	348.00	648	91.4
07/06	$1,123,727	3	0.51	$374,576	6.867	349.00	623	84.8
08/06	$2,256,027	8	1.03	$282,003	6.990	350.00	664	81.6
09/06	$4,278,141	13	1.95	$329,088	6.886	351.00	621	84.8
10/06	$7,059,141	23	3.21	$306,919	7.095	352.00	628	81.3
11/06	$10,911,828	43	4.97	$253,763	6.562	353.61	622	81.2
12/06	$48,174,536	185	21.93	$260,403	6.543	354.27	629	81.3
01/07	$78,970,190	280	35.95	$282,036	6.529	355.00	628	80.7
02/07	$8,533,403	28	3.88	$304,764	6.361	356.00	617	80.0
08/07	$173,577	1	0.08	$173,577	8.900	350.00	637	97.0
10/07	$1,113,251	3	0.51	$371,084	6.696	352.16	664	86.4
11/07	$4,612,176	20	2.10	$230,609	6.149	353.50	627	77.2
12/07	$24,062,894	104	10.95	$231,374	6.280	354.24	642	80.2
01/08	$17,822,899	71	8.11	$251,027	6.333	355.00	645	79.8
02/08	$1,187,060	4	0.54	$296,765	6.176	356.00	617	85.6
09/09	$230,000	1	0.10	$230,000	7.990	351.00	585	80.0
10/09	$750,000	1	0.34	$750,000	7.390	352.00	644	58.6
11/09	$228,600	1	0.10	$228,600	6.000	353.00	629	80.0
01/10	$3,719,045	16	1.69	$232,440	6.289	355.00	633	79.1
02/10	$538,537	2	0.25	$269,269	6.615	356.00	605	86.9

Group2

ARM and Fixed $235,735,164

Detailed Report

Next Interest Adjustment Date (Excludes 58 Fixed Rate Mortgages)								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$219,656,166	817	100.00	$268,857	6.506	354.36	631	80.8

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	4,888	
Total Outstanding Balance	$810,766,063	
Average Loan Balance	$165,869	$23,611 to $750,000
WA Mortgage Rate	6.748%	4.740% to 12.050%
Net WAC	6.239%	4.231% to 11.541%
ARM Characteristics		
WA Gross Margin	6.240%	1.000% to 10.340%
WA Months to First Roll	22	1 to 56
WA First Periodic Cap	2.969%	1.500% to 5.000%
WA Subsequent Periodic Cap	1.186%	1.000% to 2.000%
WA Lifetime Cap	12.892%	10.250% to 18.540%
WA Lifetime Floor	6.676%	4.450% to 11.540%
WA Original Term (months)	359	120 to 360
WA Remaining Term (months)	353	56 to 357
WA LTV	79.60%	14.71% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	624	
WA DTI%	40.98%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	84.12%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	26.83%	SFR	77.07%	FULL	65.74%	RCO	49.29%	OO	96.57%	PP	75.76%	0	15.88%
FL	7.45%	PUD	12.63%	STATED	34.18%	PUR	37.65%	INV	3.02%	PR	12.32%	12	3.67%
IL	4.54%	CND	5.15%	NODOC	0.08%	RNC	13.06%	2H	0.41%	A-	2.75%	24	49.09%
VA	4.39%	2 FAM	3.13%							B	4.48%	36	31.30%
MD	4.13%	3 FAM	0.69%							C	3.77%	60	0.07%
										C-	0.32%		
										D	0.60%		

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$1,936,089	9	0.24	$215,121	6.116	353.14	640	87.1
1/29 LIB6M	$6,396,175	27	0.79	$236,895	6.580	353.94	626	82.5
1/29 LIB6M - IO - 12	$730,227	3	0.09	$243,409	6.646	353.78	637	82.3
2/28 LIB6M	$368,924,869	2,265	45.50	$162,881	6.886	354.43	617	80.3
2/28 LIB6M - IO - 24	$32,607,566	126	4.02	$258,790	6.264	354.75	634	77.6
2/28 LIB6M - IO - 36	$178,000	1	0.02	$178,000	5.990	350.00	760	89.0
2/28 LIB6M - IO - 60	$105,359,667	507	13.00	$207,810	6.516	354.57	626	80.0
3/27 LIB6M	$137,757,629	940	16.99	$146,551	6.515	354.46	629	79.2
3/27 LIB6M - IO - 120	$408,750	1	0.05	$408,750	5.250	355.00	735	75.0
3/27 LIB6M - IO - 24	$285,300	1	0.04	$285,300	8.490	355.00	613	90.0
3/27 LIB6M - IO - 36	$2,718,011	11	0.34	$247,092	6.086	354.94	651	81.7
3/27 LIB6M - IO - 60	$41,047,557	230	5.06	$178,468	6.278	354.44	631	79.9
5/25 LIB6M	$3,894,712	20	0.48	$194,736	6.495	354.98	613	78.8
5/25 LIB6M - IO - 60	$6,911,798	33	0.85	$209,448	6.546	354.52	626	76.6
5/25 LIB6M - IO - 84	$340,000	1	0.04	$340,000	5.000	355.00	638	77.6
10Yr Fixed	$461,182	4	0.06	$115,296	7.394	113.07	580	69.9
15Yr Fixed	$3,581,659	38	0.44	$94,254	7.672	172.93	620	71.1
16Yr Fixed	$78,485	1	0.01	$78,485	5.990	186.00	640	55.9
20Yr Fixed	$2,348,082	21	0.29	$111,813	7.735	233.81	628	75.8
25Yr Fixed	$354,393	3	0.04	$118,131	6.714	292.03	680	64.5
30Yr Fixed	$90,378,631	628	11.15	$143,915	7.207	353.55	634	78.2
30Yr Fixed - IO - 120	$842,510	5	0.10	$168,502	7.235	353.70	622	67.2
30Yr Fixed - IO - 60	$3,165,538	12	0.39	$263,795	6.754	353.32	642	72.7
30/15 Fixed Balloon	$59,234	1	0.01	$59,234	11.150	174.00	680	20.0
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$709,496,350	4,175	87.51	$169,939	6.680	354.47	623	79.9
Fixed 120	$461,182	4	0.06	$115,296	7.394	113.07	580	69.9
Fixed 180	$3,640,893	39	0.45	$93,356	7.728	172.95	621	70.3
Fixed 192	$78,485	1	0.01	$78,485	5.990	186.00	640	55.9
Fixed 240	$2,348,082	21	0.29	$111,813	7.735	233.81	628	75.8
Fixed 300	$354,393	3	0.04	$118,131	6.714	292.03	680	64.5
Fixed 360	$94,386,678	645	11.64	$146,336	7.192	353.55	634	78.0
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$23,611	1	0.00	$23,611	6.990	56.00	743	80.0
$25,000.01 - $50,000.00	$1,647,247	35	0.20	$47,064	8.122	331.18	619	69.4
$50,000.01 - $75,000.00	$30,474,512	476	3.76	$64,022	7.528	345.91	621	78.8
$75,000.01 - $100,000.00	$58,532,613	663	7.22	$88,284	7.103	351.28	625	80.0
$100,000.01 - $150,000.00	$181,024,374	1,456	22.33	$124,330	6.805	353.04	625	79.8
$150,000.01 - $200,000.00	$163,903,758	946	20.22	$173,260	6.734	353.37	622	79.4
$200,000.01 - $250,000.00	$118,321,794	531	14.59	$222,828	6.686	353.56	624	80.1
$250,000.01 - $300,000.00	$95,636,462	350	11.80	$273,247	6.533	353.26	626	78.2
$300,000.01 - $350,000.00	$62,119,964	191	7.66	$325,235	6.608	354.39	628	80.5
$350,000.01 - $400,000.00	$49,252,400	132	6.07	$373,124	6.608	354.44	617	80.8
$400,000.01 - $450,000.00	$23,399,566	55	2.89	$425,447	6.545	354.70	631	80.3
$450,000.01 - $500,000.00	$17,263,344	36	2.13	$479,537	6.485	353.52	618	79.3
$500,000.01 - $550,000.00	$4,185,560	8	0.52	$523,195	6.395	353.48	621	78.5
$550,000.01 - $600,000.00	$2,232,978	4	0.28	$558,245	6.398	354.50	602	73.2
$600,000.01 - $650,000.00	$1,282,937	2	0.16	$641,468	6.501	355.51	629	79.9
$700,000.01 - $750,000.00	$1,464,942	2	0.18	$732,471	7.078	352.00	655	73.9
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,441,981	20	0.30	$122,099	7.032	344.64	628	83.7
Arizona	$32,617,223	218	4.02	$149,620	6.583	353.79	629	80.9
Arkansas	$871,436	9	0.11	$96,826	7.483	341.12	616	84.6
California	$217,565,574	848	26.83	$256,563	6.452	353.73	622	77.0
Colorado	$14,938,263	89	1.84	$167,846	6.250	354.72	630	80.0
Connecticut	$11,118,227	64	1.37	$173,722	6.970	354.21	625	80.6
Delaware	$4,507,854	29	0.56	$155,443	6.846	354.45	631	81.1
District of Columbia	$360,720	2	0.04	$180,360	8.220	354.56	629	66.9
Florida	$60,422,384	402	7.45	$150,304	6.950	353.18	621	81.1
Georgia	$25,297,617	186	3.12	$136,009	6.920	353.28	622	81.4
Hawaii	$789,867	3	0.10	$263,289	5.985	354.28	645	77.6
Idaho	$3,616,764	33	0.45	$109,599	6.775	354.58	626	82.1
Illinois	$36,789,382	224	4.54	$164,238	7.011	351.39	627	81.2
Indiana	$6,944,477	76	0.86	$91,375	7.184	351.82	629	81.4
Iowa	$3,604,409	34	0.44	$106,012	6.651	351.84	628	79.7
Kansas	$4,463,582	35	0.55	$127,531	7.480	348.48	617	83.3
Kentucky	$3,808,774	40	0.47	$95,219	6.896	351.66	627	82.4
Louisiana	$3,687,098	32	0.45	$115,222	7.151	350.91	612	81.4
Maine	$1,903,425	13	0.23	$146,417	6.925	353.73	649	77.8
Maryland	$33,510,161	175	4.13	$191,487	6.716	350.69	617	78.0
Massachusetts	$10,399,507	44	1.28	$236,352	6.550	350.53	625	76.5

Aggregate

ARM and Fixed $810,766,063

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Michigan	$18,730,749	159	2.31	$117,803	7.122	353.39	628	81.5
Minnesota	$22,502,802	141	2.78	$159,594	6.692	354.46	629	79.9
Mississippi	$1,975,849	16	0.24	$123,491	6.853	354.40	611	83.0
Missouri	$10,680,166	89	1.32	$120,002	6.897	352.99	625	81.7
Montana	$386,085	3	0.05	$128,695	6.577	314.67	650	82.2
Nebraska	$2,014,115	21	0.25	$95,910	7.031	354.86	634	81.2
Nevada	$19,595,771	95	2.42	$206,271	6.961	354.16	621	76.1
New Hampshire	$1,239,968	8	0.15	$154,996	6.219	354.43	625	72.5
New Jersey	$17,081,611	88	2.11	$194,109	6.779	352.18	615	78.0
New Mexico	$1,039,529	8	0.13	$129,941	8.961	353.34	590	84.9
New York	$17,746,784	79	2.19	$224,643	7.035	353.81	624	79.9
North Carolina	$15,846,621	124	1.95	$127,795	7.037	354.37	621	81.7
North Dakota	$518,096	5	0.06	$103,619	6.255	354.55	632	80.0
Ohio	$27,929,094	238	3.44	$117,349	6.890	352.10	627	82.6
Oklahoma	$1,610,749	19	0.20	$84,776	6.970	354.18	625	80.3
Oregon	$18,131,725	119	2.24	$152,367	6.371	354.68	635	80.9
Pennsylvania	$23,269,401	176	2.87	$132,213	7.055	351.43	622	82.0
Rhode Island	$4,141,952	22	0.51	$188,271	6.861	354.38	619	77.3
South Carolina	$7,528,762	60	0.93	$125,479	7.154	353.04	632	81.1
South Dakota	$542,618	6	0.07	$90,436	6.882	354.28	608	78.7
Tennessee	$15,087,570	142	1.86	$106,250	7.016	350.97	626	81.6
Texas	$20,303,172	171	2.50	$118,732	6.998	351.32	640	81.9
Utah	$4,723,944	33	0.58	$143,150	6.393	353.93	628	79.7
Virginia	$35,628,911	201	4.39	$177,258	6.931	352.68	618	80.0
Washington	$24,459,586	138	3.02	$177,243	6.409	353.72	628	80.7
West Virginia	$2,787,191	23	0.34	$121,182	7.347	341.52	612	80.8
Wisconsin	$14,955,334	123	1.84	$121,588	6.910	354.60	626	81.7
Wyoming	$649,181	5	0.08	$129,836	6.109	354.01	616	80.6
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$13,528,438	94	1.67	$143,920	6.622	344.51	622	41.7
50.01 - 55.00	$7,821,164	47	0.96	$166,408	6.686	347.58	617	52.4
55.01 - 60.00	$14,614,053	82	1.80	$178,220	6.523	347.59	614	58.0
60.01 - 65.00	$19,976,271	108	2.46	$184,965	6.569	351.01	612	63.1
65.01 - 70.00	$36,835,412	200	4.54	$184,177	6.754	351.66	616	68.5
70.01 - 75.00	$57,033,374	298	7.03	$191,387	6.745	351.96	604	74.0
75.01 - 80.00	$416,469,255	2,652	51.37	$157,040	6.545	353.89	632	79.8
80.01 - 85.00	$106,205,383	603	13.10	$176,128	7.048	354.10	602	84.3
85.01 - 90.00	$114,240,989	658	14.09	$173,619	7.129	352.31	627	89.5

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
90.01 - 95.00	$15,204,303	85	1.88	$178,874	7.367	352.99	648	94.7
95.01 - 100.00	$8,837,421	61	1.09	$144,876	7.727	351.88	661	99.6
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$4,639,643	18	0.57	$257,758	4.972	354.67	644	71.3
5.001 - 5.500	$38,247,104	198	4.72	$193,167	5.355	354.46	637	75.2
5.501 - 6.000	$145,738,224	732	17.98	$199,096	5.837	354.30	632	78.1
6.001 - 6.500	$173,786,850	1,003	21.43	$173,267	6.319	354.13	629	78.7
6.501 - 7.000	$205,194,431	1,258	25.31	$163,112	6.807	353.18	627	80.0
7.001 - 7.500	$109,258,879	688	13.48	$158,807	7.280	351.95	625	81.4
7.501 - 8.000	$72,393,101	499	8.93	$145,076	7.777	350.98	613	82.1
8.001 - 8.500	$27,411,032	206	3.38	$133,063	8.260	351.95	601	81.4
8.501 - 9.000	$17,781,883	140	2.19	$127,013	8.777	349.20	578	83.2
9.001 - 9.500	$8,685,278	77	1.07	$112,796	9.240	347.50	572	82.0
9.501 - 10.000	$5,304,492	45	0.65	$117,878	9.785	344.03	558	80.3
10.001 - 10.500	$1,354,803	11	0.17	$123,164	10.226	352.41	542	74.3
10.501 - 11.000	$419,956	6	0.05	$69,993	10.706	353.44	567	82.4
11.001 - 11.500	$350,178	5	0.04	$70,036	11.279	299.50	583	56.1
11.501 - 12.000	$63,533	1	0.01	$63,533	11.540	352.00	514	70.0
12.001 - 12.500	$136,679	1	0.02	$136,679	12.050	352.00	561	63.1
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$624,846,569	3,837	77.07	$162,848	6.736	352.86	623	79.6
PUD	$102,369,735	548	12.63	$186,806	6.737	353.96	628	80.4
CND	$41,738,211	266	5.15	$156,911	6.771	354.28	625	80.4
2 FAM	$25,340,450	142	3.13	$178,454	6.945	350.82	628	76.9
3 FAM	$5,609,386	29	0.69	$193,427	7.069	354.23	623	75.4
4 FAM	$3,827,642	20	0.47	$191,382	6.956	350.74	636	75.9
MNF	$2,314,943	19	0.29	$121,839	6.653	354.37	673	75.3
CNDP	$1,859,977	8	0.23	$232,497	6.379	354.61	625	77.6
APUD	$1,693,908	8	0.21	$211,739	7.079	353.70	635	86.3
SFRA	$1,165,242	11	0.14	$105,931	6.944	350.24	692	81.5
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$399,594,057	2,230	49.29	$179,190	6.830	352.54	614	78.1
PUR	$305,263,779	1,993	37.65	$153,168	6.653	353.93	638	81.4
RNC	$105,908,227	665	13.06	$159,260	6.711	352.20	622	80.1
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$782,983,629	4,683	96.57	$167,197	6.719	353.05	624	79.6
INV	$24,492,203	187	3.02	$130,974	7.601	351.60	639	80.3
2H	$3,290,231	18	0.41	$182,791	7.311	354.44	617	72.6
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$484,794	5	0.06	$96,959	7.374	110.29	588	70.4
121 - 180	$3,654,640	39	0.45	$93,709	7.726	173.40	621	70.1
181 - 300	$2,852,154	26	0.35	$109,698	7.541	241.30	638	72.7
301 - 360	$803,774,475	4,818	99.14	$166,827	6.740	354.38	624	79.7
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$532,971,494	3,402	65.74	$156,664	6.585	353.18	620	80.0
STATED INCOME	$277,145,693	1,482	34.18	$187,008	7.060	352.70	632	78.9
NODOC	$648,875	4	0.08	$162,219	7.418	355.00	648	74.8
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$319,920	1	0.04	$319,920	5.790	354.00	812	80.0
781 - 800	$1,235,136	7	0.15	$176,448	7.152	353.77	790	78.9
761 - 780	$4,500,265	27	0.56	$166,676	6.956	346.06	771	80.8

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
741 - 760	$8,982,663	51	1.11	$176,131	6.553	350.84	751	80.5
721 - 740	$9,402,413	57	1.16	$164,955	6.417	354.19	729	80.5
701 - 720	$16,876,936	97	2.08	$173,989	6.526	353.62	711	79.2
681 - 700	$30,692,254	199	3.79	$154,232	6.597	353.82	689	81.4
661 - 680	$50,712,680	304	6.25	$166,818	6.623	351.91	669	80.9
641 - 660	$137,298,874	808	16.93	$169,924	6.535	353.78	650	80.1
621 - 640	$150,398,579	941	18.55	$159,828	6.581	352.67	630	80.9
601 - 620	$175,369,641	1,084	21.63	$161,780	6.587	353.25	610	79.1
581 - 600	$110,742,249	621	13.66	$178,329	6.831	353.84	591	78.0
561 - 580	$77,502,475	435	9.56	$178,167	7.250	353.14	571	77.7
541 - 560	$21,646,652	143	2.67	$151,375	7.843	348.30	551	81.0
521 - 540	$10,696,593	82	1.32	$130,446	8.515	349.60	533	80.3
501 - 520	$4,189,469	30	0.52	$139,649	9.054	354.10	509	77.0
<= 500	$199,263	1	0.02	$199,263	9.340	353.00	500	82.6
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$99,850,209	566	12.32	$176,414	6.766	353.91	615	79.9
PP	$614,210,494	3,740	75.76	$164,227	6.679	352.83	630	80.1
A-	$22,326,973	128	2.75	$174,429	7.062	352.95	593	76.6
B	$36,324,774	230	4.48	$157,934	7.246	353.52	597	77.0
C	$30,584,677	181	3.77	$168,976	7.184	352.92	595	75.7
C-	$2,570,749	18	0.32	$142,819	7.365	354.78	603	73.4
D	$4,898,188	25	0.60	$195,928	6.926	354.68	610	75.8
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$128,755,168	777	15.88	$165,708	7.115	352.74	624	80.4
12	$29,726,785	138	3.67	$215,411	6.822	354.32	620	80.1
24	$398,020,248	2,258	49.09	$176,271	6.694	354.51	620	79.7
36	$253,736,318	1,713	31.30	$148,124	6.637	350.66	630	79.0
60	$527,544	2	0.07	$263,772	7.009	351.56	626	76.7
	$810,766,063	**4,888**	**100.00**	**$165,869**	**6.748**	**353.02**	**624**	**79.6**

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Range of Months to Roll (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$5,240,447	23	0.74	$227,846	6.519	352.66	646	84.0
7 - 12	9	$5,317,666	24	0.75	$221,569	6.487	353.13	616	84.6
13 - 18	17	$176,752,077	1,004	24.91	$176,048	6.797	353.40	617	79.7
19 - 24	19	$328,822,404	1,887	46.35	$174,257	6.755	355.09	621	80.2
25 - 31	30	$177,030,871	1,154	24.95	$153,406	6.450	354.42	630	79.4
32 - 37	32	$5,186,375	29	0.73	$178,841	6.635	356.00	615	79.9
>= 38	55	$11,146,510	54	1.57	$206,417	6.481	354.70	622	77.4
		$709,496,350	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Range of Margin (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$175,026	1	0.02	$175,026	5.490	355.00	618	80.0
2.001 - 3.000	$408,750	1	0.06	$408,750	5.250	355.00	735	75.0
3.001 - 4.000	$468,952	2	0.07	$234,476	4.990	355.00	696	80.0
4.001 - 5.000	$31,236,805	159	4.40	$196,458	5.773	354.96	639	79.9
5.001 - 6.000	$305,401,231	1,605	43.04	$190,281	6.174	354.35	627	78.9
6.001 - 7.000	$278,306,701	1,725	39.23	$161,337	6.927	354.50	622	80.2
7.001 - 8.000	$79,276,323	551	11.17	$143,877	7.767	354.61	609	82.3
8.001 - 9.000	$13,205,587	115	1.86	$114,831	8.690	354.52	586	82.8
9.001 - 10.000	$849,365	14	0.12	$60,669	9.610	353.78	558	84.1
10.001 - 11.000	$167,610	2	0.02	$83,805	10.538	354.24	545	81.2
6.240	**$709,496,350**	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Range of Maximum Rates (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$814,517	3	0.11	$271,506	5.357	355.00	700	77.5
10.501 - 11.000	$2,491,014	12	0.35	$207,584	5.225	354.27	647	76.9
11.001 - 11.500	$23,867,135	138	3.36	$172,950	5.432	354.26	630	76.0
11.501 - 12.000	$111,510,572	594	15.72	$187,728	5.847	354.50	630	78.0
12.001 - 12.500	$149,487,009	877	21.07	$170,453	6.220	354.53	630	78.6
12.501 - 13.000	$172,067,920	1,013	24.25	$169,860	6.613	354.58	627	79.6
13.001 - 13.500	$97,698,814	573	13.77	$170,504	7.071	354.60	622	81.3
13.501 - 14.000	$75,360,016	458	10.62	$164,542	7.357	354.41	611	82.6
14.001 - 14.500	$30,547,849	202	4.31	$151,227	7.728	354.43	608	82.5
14.501 - 15.000	$21,131,659	135	2.98	$156,531	8.101	353.94	603	82.8
15.001 - 15.500	$9,185,174	60	1.29	$153,086	8.507	353.69	592	83.7
15.501 - 16.000	$7,308,190	51	1.03	$143,298	8.871	353.56	566	85.6

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Range of Maximum Rates (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
16.001 - 16.500	$4,510,101	34	0.64	$132,650	9.304	353.80	571	81.7
16.501 - 17.000	$2,574,940	17	0.36	$151,467	9.861	353.50	549	81.1
17.001 - 17.500	$652,956	4	0.09	$163,239	10.243	351.98	549	70.6
17.501 - 18.000	$48,621	1	0.01	$48,621	10.690	354.00	525	75.0
18.001 - 18.500	$176,330	2	0.02	$88,165	11.357	353.00	522	75.9
18.501 - 19.000	$63,533	1	0.01	$63,533	11.540	352.00	514	70.0
12.892	**$709,496,350**	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Initial Periodic Rate Cap (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$9,437,013	41	1.33	$230,171	6.937	354.35	647	80.1
2.000	$10,095,482	43	1.42	$234,779	6.369	353.52	628	82.8
3.000	$688,985,505	4,089	97.11	$168,497	6.681	354.49	622	79.9
5.000	$978,350	2	0.14	$489,175	7.215	352.00	626	59.2
	$709,496,350	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Subsequent Periodic Rate Cap (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$554,388,023	3,422	78.14	$162,007	6.647	354.52	624	79.8
1.500	$46,210,792	263	6.51	$175,706	6.778	354.46	641	82.9
2.000	$108,897,535	490	15.35	$222,240	6.807	354.23	607	79.2
	$709,496,350	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Range of Lifetime Rate Floor (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$4,812,404	21	0.68	$229,162	5.052	354.68	641	71.8
5.001 - 6.000	$178,750,260	909	25.19	$196,645	5.745	354.52	632	77.8
6.001 - 7.000	$332,203,071	1,970	46.82	$168,631	6.574	354.50	625	79.7
7.001 - 8.000	$148,013,142	930	20.86	$159,154	7.474	354.45	617	82.1
8.001 - 9.000	$35,235,412	257	4.97	$137,103	8.460	354.25	589	83.2
9.001 - 10.000	$9,373,011	78	1.32	$120,167	9.431	353.83	565	82.8
> 10.000	$1,109,050	10	0.16	$110,905	10.559	352.57	541	73.2
	$709,496,350	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**

Aggregate

ARM and Fixed $810,766,063

Detailed Report

Next Interest Adjustment Date (Excludes 713 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/05	$926,001	5	0.13	$185,200	5.871	355.00	632	82.7
08/05	$1,674,663	7	0.24	$239,238	6.867	350.36	668	90.2
09/05	$309,537	2	0.04	$154,769	7.406	351.00	664	71.6
11/05	$925,136	4	0.13	$231,284	7.159	353.00	657	88.9
12/05	$1,405,109	5	0.20	$281,022	5.916	354.00	618	76.8
01/06	$2,876,053	11	0.41	$261,459	6.392	354.76	610	82.9
02/06	$1,002,942	6	0.14	$167,157	6.659	356.00	602	82.3
05/06	$472,631	2	0.07	$236,315	5.534	347.54	610	84.6
06/06	$1,097,783	7	0.15	$156,826	7.216	348.12	639	90.8
07/06	$2,637,519	12	0.37	$219,793	6.749	349.00	636	82.1
08/06	$5,072,219	25	0.71	$202,889	7.226	350.00	634	81.1
09/06	$8,702,115	37	1.23	$235,192	7.070	351.05	613	80.2
10/06	$16,293,131	80	2.30	$203,664	7.208	352.09	616	77.0
11/06	$39,229,117	254	5.53	$154,445	6.927	353.61	610	80.4
12/06	$167,236,245	1,024	23.57	$163,317	6.784	354.37	620	80.1
01/07	$244,489,035	1,348	34.46	$181,372	6.715	355.03	622	80.2
02/07	$21,783,356	109	3.07	$199,847	6.418	356.01	612	79.0
06/07	$133,788	1	0.02	$133,788	7.200	349.00	617	80.0
07/07	$249,178	1	0.04	$249,178	6.500	349.00	640	95.0
08/07	$294,122	3	0.04	$98,041	8.895	350.00	635	90.3
09/07	$652,434	4	0.09	$163,108	6.728	351.00	617	65.0
10/07	$2,347,463	13	0.33	$180,574	6.815	352.32	642	79.0
11/07	$22,458,566	166	3.17	$135,293	6.403	353.73	619	77.9
12/07	$97,693,059	646	13.77	$151,228	6.449	354.38	629	79.8
01/08	$55,355,063	335	7.80	$165,239	6.449	355.04	635	79.3
02/08	$3,033,574	14	0.43	$216,684	6.556	356.00	611	80.2
08/09	$75,099	1	0.01	$75,099	7.740	350.00	563	68.8
09/09	$230,000	1	0.03	$230,000	7.990	351.00	585	80.0
10/09	$978,350	2	0.14	$489,175	7.215	352.00	626	59.2
11/09	$228,600	1	0.03	$228,600	6.000	353.00	629	80.0
01/10	$8,304,537	43	1.17	$193,129	6.358	355.00	626	78.6
02/10	$1,329,924	6	0.19	$221,654	6.461	356.00	600	82.7
	$709,496,350	**4,175**	**100.00**	**$169,939**	**6.680**	**354.47**	**623**	**79.9**